Exhibit 99.1

QUARTERLY REPORT

For the quarterly period ended September 30, 2012

UCI Holdings Limited

New Zealand

(Jurisdiction of incorporation or organization)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

Attention: Keith Zar

1 (847) 482-4350

Table of Contents

PART I — FINANCIAL INFORMATION	9

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.	9

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.	9

Overview	9

Basis of Presentation	9

Components of Comprehensive Income	10

Critical Accounting Policies and Estimates	12

Results of Operations	15

Reconciliation of EBITDA to Adjusted EBITDA	26

Liquidity and Capital Resources	29

Recently Adopted Accounting Guidance	35

Recently Issued Accounting Guidance	35

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	35

ITEM 4. CONTROLS AND PROCEDURES	37

PART II — OTHER INFORMATION	37

ITEM 1. LEGAL PROCEEDINGS	37

ITEM 1A. RISK FACTORS	39

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS	39

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES	39

ITEM 4. MINE SAFETY DISCLOSURE	39

ITEM 5. OTHER INFORMATION	39

ITEM 6. EXHIBITS	39

INDEX TO THE FINANCIAL STATEMENTS	F-1

Certain References

This quarterly report should be read in conjunction with our annual audited consolidated financial statements and related notes, which are included in our 2011 Annual Report on Form 20-F filed with the SEC (as defined herein) on March 26, 2012. In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to (i) UCI International, Inc. and its subsidiaries (including UCI as defined herein), prior to the date of the UCI Acquisition (as defined herein) and (ii) following the UCI Acquisition, Holdings (as defined herein) and its consolidated subsidiaries.

Certain Definitions

In this quarterly report:

“2010 Credit Facility” refers to UCI International’s (as defined herein) term loan facility in an aggregate principal amount of $425.0 million, which was fully funded on September 23, 2010, and a revolving credit facility in an aggregate principal amount of $75.0 million, none of which was drawn. The 2010 Credit Facility was repaid and terminated as part of the Transactions (as defined herein).

“Acquisition Co.” refers to Uncle Acquisition 2010 Corp, which was the initial issuer of the Senior Notes (as defined herein), and which was merged with and into UCI International, Inc., with UCI International, Inc. as the surviving company in the UCI Acquisition.

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

“Carlyle” refers to The Carlyle Group; prior to the UCI Acquisition, affiliates of Carlyle owned approximately 90% of the common stock of UCI International, Inc. with the remainder owned by former members of our board and certain current and former employees.

“Combined nine months ended September 30, 2011” refers to the Successor (as defined herein) nine months ended September 30, 2011 combined with the Predecessor (as defined herein) period January 1, 2011 through January 25, 2011.

“Combined year ended December 31, 2011” refers to the Successor year ended December 31, 2011 combined with the Predecessor period January 1, 2011 through January 25, 2011.

“dollars” or “$” refers to the lawful currency of the United States.

“Equity Contribution” means cash in the amount of $320.0 million contributed to Acquisition Co. in connection with the UCI Acquisition.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“fill rate” refers to the percentage of orders received which we fill in their entirety in the time agreed upon.

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.

“Merger Agreement” refers to the Agreement and Plan of Merger dated November 29, 2010, by and among UCI International, Inc., Rank Group, and Acquisition Co., pursuant to which Acquisition Co. merged with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group.

“North America” and “North American” refer to the United States and Canada.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“Predecessor” refers to UCI International and all financial information of UCI International prior to the UCI Acquisition. The Predecessor period January 1, 2011 through January 25, 2011, includes the operations of UCI International for this period.

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and is wholly owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued as part of the Transactions on January 26, 2011.

“Senior PIK Notes” refers to the floating rate Senior PIK Notes due 2013 issued by UCI International, Inc. on December 20, 2006, of which $355.1 million aggregate principal amount was outstanding at both December 31, 2010 and January 26, 2011. In connection with the Transactions, we purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011. Also, on January 26, 2011, we (i) called for redemption of all of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (ii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

“Senior Secured Credit Facilities” refers to the Senior Secured Term Loan Facility (as defined herein) and the Senior Secured Revolving Credit Facility (as defined herein) entered into as part of the Transactions on January 26, 2011.

“Senior Secured Revolving Credit Facility” refers to the $75.0 million senior secured revolving credit facility entered into as part of the Transactions on January 26, 2011.

“Senior Secured Term Loan Facility” refers to the $300.0 million senior secured term loan facility entered into as part of the Transactions on January 26, 2011.

“Successor” refers to Holdings and all financial information of Holdings for the Successor three and nine months ended September 30, 2012 and 2011 and as of September 30, 2012 and December 31, 2011. The Successor nine months ended September 30, 2011, includes the operations of UCI International for the period from the UCI Acquisition to September 30, 2011.

“Transactions” refers to (i) the offering of $400.0 million of the Senior Notes, (ii) the Equity Contribution, (iii) the borrowings under the Senior Secured Credit Facilities, (iv) the repayment of the 2010 Credit Facility, (v) the repurchase, call for redemption and satisfaction and discharge of the Senior PIK Notes, (vi) the UCI Acquisition, (vii) the merger of Acquisition Co. with and into UCI International, Inc. with the result that UCI is the direct, wholly-owned subsidiary of UCI International, Inc., (viii) the transactions related to the foregoing and (ix) the payment of fees and expenses related to the foregoing, all of which occurred on January 26, 2011.

“UCI” refers to United Components, Inc., a wholly owned direct subsidiary of UCI International, Inc.

“UCI Acquisition” refers to the merger on January 26, 2011 of Acquisition Co., an indirect wholly-owned subsidiary of Holdings and an affiliate of Rank Group, with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation.

“UCI International” refers to UCI International, Inc., together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

With respect to our customer, “AutoZone” refers to AutoZone, Inc.

Presentation of Financial Information and Summary of Transactions

The interim unaudited condensed consolidated financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 and the audited condensed consolidated balance sheet as of December 31, 2011 of Holdings, included elsewhere in this quarterly report, represent those of Holdings following the completion of the UCI Acquisition. The UCI Acquisition occurred on January 26, 2011. As such, Holdings’ results of operations for the nine months ended September 30, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition. The interim unaudited condensed consolidated financial statements of Holdings were prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill.

The interim unaudited condensed consolidated financial statements for the period January 1, 2011 through January 25, 2011, included elsewhere in this quarterly report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

On November 29, 2010, UCI International, Inc. entered into the Merger Agreement by and among UCI International, Inc., Rank Group, and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. The merger and the related Transactions were completed on January 26, 2011.

In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for the redemption of any of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International, Inc. and certain subsidiaries entered into the Senior Secured Credit Facilities, which consist of a $300.0 million Senior Secured Term Loan Facility drawn at closing, and a $75.0 million Senior Secured Revolving Credit Facility, which was undrawn at closing. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

Accounting Principles

Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	our substantial indebtedness, which could adversely affect our ability to fulfill our obligations under the Senior Notes and our Senior Secured Credit Facilities;

•

risks related to restrictive covenants in the Senior Notes, our Senior Secured Credit Facilities and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	growth of, or changes in, the light and heavy-duty vehicle aftermarket;

•	maintaining existing sales levels with our current customers while attracting new ones;

•	the shift in demand from premium to economy brands by end customers;

•	operating in international markets and expanding into adjacent markets while strengthening our market share in our existing markets;

•

the impact of general economic conditions in the regions in which we do business and adverse credit market conditions, including risks that banks may not have the capacity or willingness to fund factoring arrangements or customers may not grant us access to utilize their factoring arrangements;

•	increases in costs of fuel, transportation and utilities and in the costs of labor, employment and healthcare;

•	general industry conditions, including competition, consolidation, pricing pressure and product, raw material and energy prices;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	disruptions in our supply and distribution chains;

•	implementing effective cost-cutting initiatives;

•	the introduction of new and improved products or manufacturing techniques;

•	the impact of governmental laws and regulations and the outcome of legal proceedings;

•	changes in exchange rates and currency values;

•	capital expenditure requirements;

•	access to capital markets;

•	protecting our intellectual property rights;

•	our dependence on key personnel or our inability to hire additional qualified personnel;

•	our ability to implement our cost sharing and manufacturing arrangements with FRAM Group;

•

the risks and uncertainties disclosed under “Part I, Item 3. Key Information—Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2011 Annual Report on Form 20-F, filed with the SEC on March 26, 2012; and

•	risks related to other factors discussed in this quarterly report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements of the Successor as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011, the audited condensed consolidated balance sheet of the Successor as of December 31, 2011 and the interim unaudited condensed consolidated financial statements of the Predecessor for the period January 1, 2011 through January 25, 2011 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report. In addition, the following discussion covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions had on us.

Overview

We are a leading supplier to the light-and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the Successor nine months ended September 30, 2012 and the Combined year ended December 31, 2011, approximately 82% and 84%, respectively, of our net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 48,600 unique part numbers that we deliver at an industry leading average fill rate of approximately 97%.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket.

Basis of Presentation

The interim unaudited condensed consolidated financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 and the audited condensed consolidated balance sheet as of December 31, 2011, included elsewhere in this quarterly report, represent those of the Successor. The interim unaudited condensed consolidated financial statements of Holdings were prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill.

The interim unaudited condensed consolidated financial statements for the period January 1, 2011 through January 25, 2011, included elsewhere in this quarterly report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.

In the following discussion, some comparisons are made between the nine months ended September 30, 2012 (Successor) and the Combined nine months ended September 30, 2011, notwithstanding the presentation in our interim unaudited condensed consolidated financial statements of the periods from January 1, 2011 to January 25, 2011 (Predecessor) and the nine months ended September 30, 2011 (Successor). Prior to the UCI Acquisition, Holdings generated no net sales, had no operations and only incurred merger and acquisition related costs and debt issuance costs in anticipation of the UCI Acquisition. As such, Holdings’ consolidated net sales and gross profit for the nine months ended September 30, 2011 include only eight months of activity from the date of the UCI Acquisition. We believe the discussion of the combined data of the Successor for the nine months ended September 30, 2011 and the Predecessor for the period January 1, 2011 to January 25, 2011 provides meaningful data to investors, analysts and other users of our financial statements.

The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Components of Comprehensive Income

Net Sales

Net sales includes the selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions impacting consumer spending can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement.

U.S. average gasoline prices at the pump increased approximately 29% from December 2010 to September 2012, to an average of $3.85 per gallon. The average price of $3.85 per gallon was consistent with the historical highs experienced in May 2011. Despite these higher gasoline prices, miles driven for the nine months ended September 30, 2012, as reported by the Department of Energy, increased 1.2% compared to the nine months ended September 30, 2011. Miles driven in 2011 decreased 1.2% as compared to 2010.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we have continued to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of more than 48,600 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

However, it is also important to note that in the Successor nine months ended September 30, 2012 and the Combined year ended December 31, 2011, our business with AutoZone totaled approximately 32% of our total net sales in both periods. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone could result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or from a change in AutoZone’s business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

We have experienced increases in certain commodities costs and extended lead times as the result of suppliers having reduced capacity during the economic downturn and a slight recovery being experienced in the general economy. In addition, from time to time, we have experienced longer lead times and expedited freight costs due to logistics constraints in shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we have been adversely affected in the past by changes in foreign currency exchange rates, primarily relating to the Mexican peso and changes in currency policy by the Chinese government. Our Mexican operations source a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the period January 1, 2011 through December 31, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11.3%. During the nine months ended September 30, 2012, the U.S. dollar weakened against the Mexican peso by approximately 5.9%, primarily driven by a devaluation of 7.0% in the three months ended September 30, 2012.

In addition to the exchange rate impact of the Mexican peso, the value of the Chinese yuan increased approximately 4.1% during the period of January 1, 2011 through September 30, 2012 as a result of the Chinese government changing its policy on “pegging” the yuan against the U.S. dollar during the third quarter of 2010. Since January 1, 2012, the value of the Chinese yuan has increased by 0.5%. As a result of the strengthening of the Chinese yuan against the U.S. dollar, the costs of goods imported from China that are denominated in Chinese yuan have increased.

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages would decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we have continued to implement cost savings initiatives throughout 2012. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Also, effective January 1, 2012 we implemented wage freezes and suspended certain matching contributions to defined contribution and profit sharing plans. Effective March 15, 2012, certain of our defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under our defined contribution plans. Tight controls over discretionary spending are expected to continue. These cost savings actions help offset the adverse impact of higher material and other costs.

We have begun to realize cost savings and operational efficiencies related to cost sharing and manufacturing arrangements with FRAM Group. See further discussion under “Liquidity and Capital Resources – Cost Sharing and Manufacturing Arrangements with FRAM Group.” More recently, we have conducted a comprehensive review of our business with the assistance of third party consultants and have identified a number of additional profit improvement opportunities. Detailed profit improvement plans have been initiated and are currently being implemented.

Selling and Warehousing Expenses

Selling and warehousing expenses primarily include sales and marketing, warehousing and distribution costs. Our major cost elements include salaries and wages, pension and fringe benefits, depreciation, advertising and information technology costs.

General and Administrative Expenses

General and administrative expenses primarily include executive, accounting and administrative personnel salaries and fringe benefits, professional fees, pension benefits, insurance, provision for doubtful accounts, rent and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Accounting for Business Combinations

We account for business combinations, where the business is acquired from an unrelated party, under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, we consult with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the statement of comprehensive income.

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized over the period of expected benefit in relation to the pattern in which the intangible assets are consumed.

The results of operations for businesses acquired are included in our financial statements from the date of the acquisition.

Revenue Recognition

We record sales when title and risk of loss transfer to the customer, the sale price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortization is recorded as a reduction to sales.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales when incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $51.9 million at September 30, 2012. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $5.2 million.

The table below provides a summary reconciliation of sales to net sales for the Successor three months ended September 30, 2012 compared to the Successor three months ended September 30, 2011 and sales to net sales for the Successor nine months ended September 30, 2012 compared to the Combined nine months ended September 30, 2011 (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Sales	$275.8	$286.9	$827.6	$846.6
Provision for warranty costs and sales returns	(12.0)	(16.7)	(36.6)	(49.3)
Provision for customer contractual sales deductions	(13.0)	(12.0)	(42.2)	(38.4)
New business costs and other	(1.0)	(4.0)	(2.8)	(7.2)

Net sales	$249.8	$254.2	$746.0	$751.7

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review at December 31st each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows of our business, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in estimating the cash flows. Based upon the results of the annual impairment review at December 31, 2011, it was determined that the fair value of our business exceeded the carrying value of its assets. A hypothetical 10% decrease to the fair value of our business would not have triggered an impairment of goodwill.

Trade names with indefinite lives are tested for impairment annually on December 31st, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value.

We also evaluate those trade names with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. As of September 30, 2012, we have concluded that events and circumstances continue to support the indefinite lives of these trade names.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement health obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of post-retirement benefit expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles (up to $0.5 million) for which we are responsible. Deductibles for which we are responsible are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $9.0 million at September 30, 2012. A hypothetical 10% increase in the insurance reserve would decrease our pre-tax earnings by $0.9 million.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our September 30, 2012 balance sheet. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.1 million accrued at September 30, 2012 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Results of Operations

Three Months Ended September 30, 2012 compared with the Three Months Ended September 30, 2011

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income for the respective periods. Amounts are presented in thousands of dollars.

	Three Months Ended September 30,
	2012	2011
Net sales	$249,776	$254,245
Cost of sales	190,847	191,044

Gross profit	58,929	63,201
Operating expenses
Selling and warehousing	(16,131)	(18,199)
General and administrative	(13,767)	(10,543)
Amortization of acquired intangible assets	(5,572)	(5,562)
Merger and acquisition costs	—	(234)
Restructuring costs, net	(697)	(233)
Patent litigation costs	—	(229)
Antitrust litigation costs	(283)	(696)

Operating income	22,479	27,505
Other expense
Interest expense, net	(13,492)	(13,957)
Miscellaneous, net	(2,009)	(1,571)

Income before income taxes	6,978	11,977
Income tax expense	(2,179)	(9,977)

Net income	$4,799	$2,000

Comprehensive income (loss)	$6,342	$(3,631)

Net sales. Net sales of $249.8 million for the three months ended September 30, 2012 decreased $4.4 million, or 1.8%, compared to net sales of $254.2 million in the three months ended September 30, 2011. Included in net sales for the three months ended September 30, 2012 were related party sales of $17.9 million to FRAM Group under our manufacturing arrangements. Excluding these related party sales, our net sales would have decreased by 8.8%. Our retail channel net sales decreased 10.1% as a result of the impact of the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change fuel delivery system suppliers, lower customer pricing, lower sales in our vehicle electronics product line due in part to new product rollouts in the three months ended September 30, 2011, which did not repeat in the three months ended September 30, 2012 and overall market softness. Partially offsetting these factors was the addition of a new retail channel customer in our cooling system product line and higher sales in our filtration product line. Our heavy duty channel sales decreased 9.6% due primarily to timing of replenishment orders and new customer rollout in the three months ended September 30, 2011, which were partially offset by improved customer pricing. Our traditional channel net sales were flat as higher replenishment orders in our vehicle electronics product line were offset by market share losses in our cooling systems product line. Our OES (car dealerships) channel net sales increased 1.8% due primarily to timing of replenishment orders. Our OEM channel net sales in the three months ended September 30, 2012 increased 1.9% as compared with net sales in the three months ended September 30, 2011 as increased cooling system sales from the launch of OEM projects and higher filtration product line sales more than offset lower OEM sales in our fuel delivery systems product line. In addition, in the three months ended September 30, 2012, our net sales were negatively impacted by lower co-manufacturing sales.

Net sales for the three months ended September 30, 2012 and 2011 for our four product lines were as follows:

	Three Months Ended September 30,
	2012	%	2011	%
	(in millions, except percentages)
Filtration	$97.4	39%	$86.5	34%
Fuel delivery systems	61.4	25%	75.1	30%
Vehicle electronics	50.1	20%	52.9	21%
Cooling systems	40.9	16%	39.7	15%

	$249.8	100%	$254.2	100%

The increase in our filtration product line net sales was the result of the related party sales of $17.9 million to FRAM Group and increases in OEM channel sales, which were partially offset by lower co-manufacturing net sales and decreases in heavy duty and OES channel sales. The decrease in our fuel delivery systems product line net sales reflects primarily the impact of the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change its fuel delivery system supplier and lower customer prices. The decrease in our vehicle electronics product line net sales was primarily due to higher sales from new product rollouts in the three months ended September 30, 2011, which did not repeat in the three months ended September 30, 2012, as well as market softness in the retail channel. The lower retail channel sales in our vehicle electronics product line was partially offset by higher replenishment orders in the traditional channel. The increase in our cooling systems product line net sales reflects new retail customer sales and the launch of OEM projects offsetting the market share losses in the traditional channel business.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended September 30,
	2012	2011
Gross profit, as reported	$58.9	$63.2
Adjusted for special items:
Business optimization costs	0.3	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.1	—
New business changeover and sales commitment costs	0.3	0.1
Valuation allowance for non-trade receivables	—	0.4

Adjusted gross profit	$59.6	$63.7

The three months ended September 30, 2012 included $0.3 million of business optimization costs incurred to accelerate the manufacture of parts for new model cars, which were previously sourced from external vendors, to address the unfavorable product mix of purchased versus manufactured parts and $0.1 million of costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group.

The three months ended September 30, 2012 and 2011 included $0.3 million and $0.1 million, respectively, of “new business changeover and sales commitment costs” for up-front costs incurred to obtain new business. The three months ended September 30, 2011 included $0.4 million of valuation allowance expense related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection.

Excluding special items, adjusted gross profit in the three months ended September 30, 2012 was $59.6 million, or 23.9% of net sales compared to adjusted gross profit in the three months ended September 30, 2011 of $63.7 million, or 25.1% of net sales. The adjusted gross margin percentage is based on sales before the effect of obtaining new business discussed above.

The lower adjusted gross profit and adjusted gross margin percentage in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 were due to several factors. During the three months ended September 30, 2012, our gross profit was negatively impacted by (i) lower volumes in our retail and heavy duty channels, including the year-over-year impact of the loss of a customer in our fuel delivery product line, (ii) lower customer pricing, (iii) unfavorable mix from a higher percentage of purchased finished goods in our fuel delivery and vehicle electronics product lines and (iv) costs associated with a product recall by our Spanish subsidiary. Partially offsetting the impacts from these factors were (i) favorable commodity pricing primarily in our filtration product line, (ii) the positive impact of our cost savings and supply management initiatives, (iii) favorable product returns experience and (iv) the favorable impact of the cost sharing and manufacturing arrangements with FRAM Group. During the three months ended September 30, 2012, we generated $17.9 million in related party sales to FRAM Group. Also, effective March 15, 2012, we amended certain defined benefit retirement plans to freeze the plans for all non-union participants and replaced the benefits with an enhanced benefit under the defined contribution plans. This change in benefit structure positively impacted gross profit. In addition, favorable workers’ compensation claims experience had a positive impact on gross profit.

Selling and warehousing expenses. Selling and warehousing expenses were $16.1 million in the three months ended September 30, 2012, a decrease of $2.1 million compared to the three months ended September 30, 2011. Selling and warehousing expenses decreased due to lower variable selling and warehousing expenses as a result of the lower sales volume and lower personnel costs, including favorable medical insurance claims experience and lower pension costs related to the pension plan amendment in the first quarter of 2012. Selling and warehousing expenses were 6.5% of net sales in the three months ended September 30, 2012 compared to 7.2% of net sales in the three months ended September 30, 2011.

General and administrative expenses. General and administrative expenses included special items consisting of costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group and costs associated with additional business optimization projects, primarily comprised of professional services. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended September 30,
	2012	2011
General and adminstrative expenses, as reported	$13.8	$10.5
Adjust for special items:
Business optimization costs	(4.6)	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(1.0)	(0.7)

Adjusted general and adminstrative expenses	$8.2	$9.8

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods, presented elsewhere in this quarterly report.

Adjusted general and administrative expenses for the three months ended September 30, 2012 were $8.2 million compared to $9.8 million for the three months ended September 30, 2011. The $1.6 million decrease in adjusted general and administrative expenses was primarily the result of lower personnel costs, including lower 401(k) and profit sharing expense due to a freeze in company contributions instituted in the first quarter of 2012 and lower professional fees. Adjusted general and administrative expenses were 3.3% of net sales in the three months ended September 30, 2012 compared to 3.9% of net sales in the three months ended September 30, 2011.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $5.6 million for both the three months ended September 30, 2012 and 2011.

Merger and acquisition costs. In connection with the UCI Acquisition, Holdings incurred $0.2 million of merger and acquisition costs during the three months ended September 30, 2011. These costs consisted primarily of investment banking, legal and other professional advisory services fees and expenses.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended September 30,
	2012	2011
Severance	$(0.2)	$(0.2)
Distribution footprint optimization	(0.3)	—
Impairment of property, plant and equipment	(0.2)	—

	$(0.7)	$(0.2)

During the three months ended September 30, 2012 and 2011, we incurred severance costs of $0.2 million related to involuntary terminations of employees as part of cost reduction actions.

During the three months ended September 30, 2012, a plan was approved and announced to consolidate certain distribution facilities of the U.S. operations of Champion Laboratories, Inc. (“Champion”), an indirect wholly-owned subsidiary of Holdings, with Autoparts Holdings, which is expected to be completed by early 2013. As part of this consolidation, we incurred a $0.3 million charge related to distribution system software development costs with no future value and recorded an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use. See further discussion in Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Patent litigation costs. Champion was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Patent Litigation.” During the three months ended September 30, 2011, Champion incurred $0.2 million of post-trial costs.

Antitrust litigation costs. UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.”

During the three months ended September 30, 2012, we incurred post-trial costs of $0.3 million. During the three months ended September 30, 2011, we incurred costs of $0.7 million defending against these claims. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Three Months Ended September 30,
	2012	2011
Interest expense
Senior Secured Term Loan Facility	$4.1	$4.2
Senior Notes	8.7	8.7
Other	0.1	0.5
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.2	0.3
Senior Notes	0.4	0.3
Senior Secured Revolving Credit Facility	0.1	0.1
Original issue discounts	—	—

Total interest expense	13.6	14.1
Interest income	(0.1)	(0.1)

Interest expense, net	$13.5	$14.0

Miscellaneous, net. Miscellaneous, net primarily consists of costs associated with the sale of receivables and changes in the market value of our swaption agreement. During the three months ended September 30, 2012 and 2011, costs associated with the sale of receivables were $2.0 million and $1.3 million, respectively. The higher expense was due to increases in both the level of receivables sold and discount rates on the sale of receivables in the three months ended September 30, 2012 compared to the 2011 period . During the three months ended September 30, 2011, miscellaneous, net also included a $0.1 million charge for unfavorable market value changes in our swaption agreement, which expired in March 2012.

Income tax (expense) benefit. We recorded income tax expense of $2.2 million during the three months ended September 30, 2012, on pre-tax income of $7.0 million. The effective tax rate of 31.2% differs from the U.S. federal statutory rate principally due to valuation allowances on foreign deferred tax assets not expected to be realized, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and flat taxes related to our Mexican subsidiary. The Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes on taxable income at the Mexican statutory rate, which is in compliance with Mexican tax law. Due to expected losses for the full year ending December 31, 2012 primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary is based on the expectation of incurring the flat tax. These factors were partially offset by a favorable reduction of state income taxes and the impact of lower statutory rates on foreign sourced income.

We recorded an income tax expense of $10.0 million during the three months ended September 30, 2011, which represents an effective tax rate of 83.3% in relation to pre-tax income of $12.0 million. The effective tax rate for the three months ended September 30, 2011 differs from the U.S. statutory rate principally due to the provision of deferred income taxes on earnings of UCI’s Spanish subsidiary and U.S. income and foreign withholding taxes on a dividend distribution from UCI’s Spanish subsidiary. During the three months ended September 30, 2011, UCI’s Spanish subsidiary paid a dividend of $5.3 million to UCI. No deferred income taxes had previously been recorded for unremitted earnings of the Spanish subsidiary due to previous conclusions that the earnings would be permanently reinvested. Due to the dividend distribution, we provided for income tax expense totaling $2.2 million related to the U.S. consequences of the dividend distribution and the foreign withholding taxes. Based upon an updated analysis that concluded that additional distributions are likely in the foreseeable future, we provided for deferred income taxes totaling $2.7 million on the remaining unremitted earnings of the Spanish subsidiary during the three months ended September 30, 2011. Excluding the impact of the income tax consequences of the earnings from UCI’s Spanish subsidiary, income tax expense was $5.1 million, which represents an adjusted effective tax rate of 42.5%. The adjusted effective tax rate of 42.5% for the three months ended September 30, 2011 differed from the U.S. federal statutory rate principally due to state income taxes and certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

Nine Months Ended September 30, 2012 compared with the Nine Months Ended September 30, 2011

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in thousands of dollars.

	Successor	Combined	Successor	Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Net sales	$746,008	$751,738	$672,896	$78,842
Cost of sales	567,006	586,772	526,476	60,296

Gross profit	179,002	164,966	146,420	18,546
Operating expenses
Selling and warehousing	(50,615)	(53,670)	(48,503)	(5,167)
General and administrative	(44,887)	(32,923)	(29,346)	(3,577)
Amortization of acquired intangible assets	(16,626)	(15,236)	(14,831)	(405)
Merger and acquisition costs	—	(16,435)	(11,265)	(5,170)
Restructuring costs, net	(4,464)	(1,019)	(1,019)	—
Stock-based compensation expense	—	(15,082)	—	(15,082)
Patent litigation costs	—	(865)	(365)	(500)
Antitrust litigation costs	(1,167)	(4,479)	(3,666)	(813)

Operating income (loss)	61,243	25,257	37,425	(12,168)
Other expense
Interest expense, net	(41,204)	(42,443)	(37,780)	(4,663)
Management fee expense	—	(139)	—	(139)
Loss on early extinguishment of debt	—	(24,153)	—	(24,153)
Debt commitment fees	—	(5,945)	(5,945)	—
Miscellaneous, net	(4,889)	(4,797)	(4,070)	(727)

Income (loss) before income taxes	15,150	(52,220)	(10,370)	(41,850)
Income tax (expense) benefit	(7,881)	12,033	(1,919)	13,952

Net income (loss)	$7,269	$(40,187)	$(12,289)	$(27,898)

Comprehensive income (loss)	$24,165	$(42,350)	$(15,195)	$(27,155)

Net sales. Net sales were $746.0 million for the Successor nine months ended September 30, 2012 compared to net sales of $672.9 million for the Successor nine months ended September 30, 2011 and $78.8 million in the Predecessor period January 1, 2011 through January 25, 2011. Net sales of $672.9 million for the Successor nine months ended September 30, 2011 included net sales after the UCI Acquisition as Holdings had no sales or operations prior to the UCI Acquisition. Net sales of $78.8 million in the Predecessor period January 1, 2011 through January 25, 2011 include the net sales of UCI International prior to the UCI Acquisition. Net sales per day were $2.7 million in the Successor nine months ended September 30, 2012 and 2011 and $3.2 million in the Predecessor period January 1, 2011 through January 25, 2011. The higher net sales per day in the Predecessor period January 1, 2011 through January 25, 2011 primarily related to the timing of certain customers’ annual restocking programs.

Net sales of $746.0 million in the Successor nine months ended September 30, 2012 decreased $5.7 million, or 0.8% compared to net sales of $751.7 million in the Combined nine months ended September 30, 2011. Included in net sales for the Successor nine months ended September 30, 2012 were related party sales of $40.2 million to FRAM Group under our manufacturing arrangements. Excluding these related party sales, our net sales would have decreased by 6.1%. Our retail channel net sales decreased 5.9% as a result of the impact of the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change fuel delivery system suppliers and lower customer pricing. Retail channel sales were also impacted by lower sales in our vehicle electronics product line due primarily to new product rollouts in the 2011 period and overall market softness. Partially offsetting these factors were lower product returns expense of $7.1 million, due in part to the reversal of reserves related to the former customer that are no longer required and favorable product returns experience, and new customer sales in our cooling system product line. Despite an overall market softness in the retail channel, our retail channel customers continued to capture market share from competitors in the traditional channel. Our traditional channel net sales decreased 3.9% due to market share losses in our cooling system product line and overall weakness in the traditional channel due in part to a shift in market share to the retail channel. These factors were partially offset by higher sales in our filtration product line. Our OES channel net sales increased 3.0% due primarily to the timing of replenishment orders across all of our product lines. Our OEM channel net sales increased 7.0% due to the launch of OEM projects in our cooling system product line and continued recovery of light vehicle sales. Light vehicle sales as reported by the Automotive Aftermarket Industry Association were up approximately 11% for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. Our heavy duty channel net sales were flat as customer price increases in our filtration product line offset lower sales in our cooling system product line and timing of replenishment orders and new customer rollouts in our filtration product line. In addition, in the Successor nine months ended September 30, 2012, our net sales were negatively impacted by lower co-manufacturing sales.

Net sales for the Successor nine months ended September 30, 2012 and net sales for the Combined nine months ended September 30, 2011 for our four product lines were as follows:

	Nine Months Ended September 30,
	2012	%	2011	%
	(in millions, except percentages)
Filtration	$293.1	39%	$260.6	35%
Fuel delivery systems	188.6	25%	213.4	28%
Vehicle electronics	143.9	19%	157.0	21%
Cooling systems	120.4	17%	120.7	16%

	$746.0	100%	$751.7	100%

The increase in our filtration product line net sales is the result of the related party sales of $40.2 million to FRAM Group, volume increases in our traditional, OES and OEM sales channels and higher customer pricing in the heavy duty channel. These factors were partially offset by lower co-manufacturing sales and lower heavy duty channel unit volumes. The decrease in our fuel delivery systems product line net sales primarily reflects the loss of a customer at the end of the first quarter of 2012 and lower customer pricing, partially offset by the favorable impact of lower product returns in our retail channel primarily related to the loss of the customer. The decline in our vehicle electronics product line net sales was primarily the result of volume declines in our retail channel when compared to the Combined nine months ended September 30, 2011 which included the new product rollouts, as well as overall weakness in the traditional channel. Market share losses in the traditional channel of our cooling systems product line net sales were offset by higher OEM channel sales from the launch of OEM projects and higher retail channel net sales including new customer sales.

Gross profit. Gross profit included special items which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor	Combined	Successor	Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Gross profit, as reported	$179.0	$164.9	$146.4	$18.5
Adjusted for special items:
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.0	—	—	—
Business optimization costs	0.5	—	—	—
New business changeover and sales commitment costs	0.5	0.6	0.6	—
Inventory step-up	—	16.4	16.4	—
Valuation allowance for non-trade receivables	—	0.4	0.4	—
Resolution of a pre-acquisition matter	—	0.2	0.2	—

Adjusted gross profit	$181.0	$182.5	$164.0	$18.5

The Successor nine months ended September 30, 2012 included $1.0 million of costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group and $0.5 million of business optimization costs incurred to accelerate the manufacture of parts for new model cars, which were previously sourced from external vendors to address the unfavorable product mix of purchased versus manufactured parts.

The Successor nine months ended September 30, 2012 and 2011 included $0.5 million and $0.6 million, respectively, of “new business changeover and sales commitment costs” for up-front costs incurred to obtain new business.

The $16.4 million “Inventory step up” in the Successor nine months ended September 30, 2011 consisted of the sales of inventory, after the UCI Acquisition date, that were written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the $16.4 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit.

The Successor nine months ended September 30, 2011 included a $0.4 million valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection and a loss of $0.2 million for the resolution of a pre-acquisition matter related to our former driveline components operation that was discontinued and sold in June 2006.

Excluding special items, adjusted gross profit for the Successor nine months ended September 30, 2012 was $181.0 million, or 24.3% of net sales. This compared to adjusted gross profit for the Successor nine months ended September 30, 2011 of $164.0 million, or 24.4% of net sales and adjusted gross profit for the Predecessor period January 1, 2011 through January 25, 2011 of $18.5 million, or 23.5% of net sales. Adjusted gross profit was $181.0 million for the Successor nine months ended September 30, 2012 compared to $182.5 million for the Combined nine months ended September 30, 2011. The adjusted gross margin percentage was 24.3% for both the Successor nine months ended September 30, 2012 and the Combined nine months ended September 30, 2011. The adjusted gross margin percentage is based on sales before the effects of costs of obtaining new business discussed above.

The lower adjusted gross profit in the Successor nine months ended September 30, 2012 compared to the Combined nine months ended September 30, 2011 was due to several factors. During the Successor nine months ended September 30, 2012, our gross profit was negatively impacted by (i) lower volumes in our retail and traditional channels, including the year-over-year impact of the loss of a customer in our fuel delivery product line, (ii) lower customer pricing, (iii) unfavorable mix from a higher percentage of purchased finished goods in our fuel delivery and vehicle electronics product lines and (iv) costs associated with a product recall by our Spanish subsidiary. Partially offsetting the impact of these factors were (i) favorable commodities pricing primarily in our filtration product line, (ii) lower product returns expense of $7.1 million due primarily to product returns reserves no longer being required for the customer that decided to change suppliers, (iii) improved production overhead absorption in our filtration manufacturing plants due to the additional volume from FRAM Group and (iv) the continued savings generated by our cost savings and supply management initiatives. During the Successor nine months ended September 30, 2012, we generated $40.2 million in related party sales to FRAM Group. Effective March 15, 2012, we amended certain defined benefit retirement plans to freeze the plans for all non-union participants and replaced the benefits with an enhanced benefit under the defined contribution plans. This change in benefit structure positively impacted gross profit. Lastly, favorable workers’ compensation claims experience had a positive impact on gross profit.

Selling and warehousing expenses. Selling and warehousing expenses were $50.6 million for the Successor nine months ended September 30, 2012, a decrease of $3.1 million compared to the Combined nine months ended September 30, 2011. Selling and warehousing expenses decreased due to lower marketing investment, lower variable selling and warehousing costs associated with lower third party net sales volumes and lower personnel costs, including favorable medical insurance claims experience and lower pension costs related to the pension plan amendment in the first quarter of 2012. Selling and warehousing expenses were 6.8% of net sales in the Successor nine months ended September 30, 2012 compared to 7.2% of net sales in the Successor nine months ended September 30, 2011 and 6.6% of net sales in the Predecessor period January 1, 2011 through January 25, 2011. The lower percentage in the Successor nine months ended September 30, 2012 compared to the Successor nine months ended September 30, 2011 was due to the factors discussed above. The higher percentage in the Successor nine months ended September 30, 2011 as compared to the Predecessor period January 1, 2011 through January 25, 2011 was primarily the result of higher warehousing costs due to increased sales levels, higher depreciation expense due to the increase in the fair value of fixed assets as a result of the purchase accounting for the UCI Acquisition and timing of expenditures.

General and administrative expenses. General and administrative expenses included special items consisting of costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group and costs associated with additional business optimizations projects, primarily professional services. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor	Combined	Successor	Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
General and adminstrative expenses, as reported	$44.9	$32.9	$29.3	$3.6
Adjust for special items:
Business optimization costs	(10.9)	—	—	—
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(5.6)	(3.9)	(3.9)	—

Adjusted general and adminstrative expenses	$28.4	$29.0	$25.4	$3.6

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report. Adjusted general and administrative expenses for the Successor nine months ended September 30, 2012 was $28.4 million compared to adjusted general and administrative expenses for the Combined nine months ended September 30, 2011 of $29.0 million. The $0.6 million decrease in adjusted general and administrative expenses was primarily the result of lower 401(k) and profit sharing expense due to a freeze in company contributions instituted in the first quarter of 2012 and lower professional fees, partially offset by additional staffing related to increased corporate direction and oversight in areas such as information technology, risk management and financial planning and favorable medical claims experience in the 2012 period. Adjusted general and administrative expenses was 3.8% of net sales for both the Successor nine months ended September 30, 2012 and the Successor nine months ended September 30, 2011 and 4.5% of net sales for the Predecessor period January 1, 2011 through January 25, 2011.

Amortization of acquired intangible assets. Amortization of acquired intangible assets increased to $16.6 million for the Successor nine months ended September 30, 2012 as compared to $14.8 million for the Successor nine months ended September 30, 2011. The Successor nine months ended September 30, 2012 includes nine months of amortization of the intangible assets acquired in the UCI Acquisition compared to only eight months of amortization in the Successor nine months ended September 30, 2011.

Merger and acquisition costs. In connection with the UCI Acquisition, Holdings incurred $11.3 million of buyer side merger and acquisition costs during the Successor nine months ended September 30, 2011. These costs consisted primarily of investment banking, legal and other professional advisory services fees and expenses. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory services fees and expenses.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Successor
	Nine Months Ended September 30,
	2012	2011
Severance	$(1.0)	$(0.8)
Gain on sale of land and building	0.4	—
Distribution footprint optimization	(0.3)	—
Curtailment and settlement losses	(1.4)	(0.2)
Impairment of property, plant and equipment	(2.2)	—

	$(4.5)	$(1.0)

During the Successor nine months ended September 30, 2012, we incurred severance costs of $1.0 million related to involuntary termination of employees as part of cost reduction actions and a gain of $0.4 million on the sale of a previously idled manufacturing facility.

During the Successor nine months ended September 30, 2012, a plan was approved and announced with respect to closing a portion of our Mexican operations. In connection with this restructuring action, we recorded pension curtailment and settlement losses of $1.4 million related to headcount reductions and an impairment charge of $2.0 million was recorded to write down land, building and equipment to its estimated net realizable value.

During the nine months ended September 30, 2012, a plan was approved and announced to consolidate certain distribution facilities of the U.S. operations of Champion with Autoparts Holdings, which is expected to be completed by early 2013. As part of this consolidation, we incurred a charge of $0.3 million related to distribution system software development costs with no future value and recorded an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use. See further discussion in Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

During the Successor nine months ended September 30, 2011, we incurred severance costs of $0.8 million related to involuntary terminations of employees as part of cost reduction actions and we recorded pension curtailment and settlement losses totaling $0.2 million related to headcount reductions at our Mexican subsidiaries.

Stock-based compensation expense. Prior to the UCI Acquisition, UCI International maintained an equity incentive plan which permitted the granting of options to purchase shares of common stock of UCI International to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International common stock. Options vested over an eight year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International, as the Predecessor, in January 2011. Compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

In addition, UCI International incurred $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period January 1, 2011 through January 25, 2011.

Patent litigation costs. Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. Based upon a revised estimate of plaintiff’s attorneys’ fees, an additional $0.5 million provision was recorded during the Predecessor period January 1, 2011 through January 25, 2011. See further discussion in “Part II. — Other Information — Item 1. Legal Proceedings — Patent Litigation.” During the Successor nine months ended September 30, 2011, Champion incurred $0.4 million of post-trial costs.

Antitrust litigation costs. UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.”

During the Successor nine months ended September 30, 2012, we incurred post-trial costs of $1.2 million. During the Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we incurred $3.7 million and $0.8 million, respectively, defending against these claims. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Successor		Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Interest expense
Senior Secured Term Loan Facility	$12.4	$11.3	$—
Senior Notes	25.9	23.7	—
Senior PIK Notes	—	—	2.4
2010 Term Loan	—	—	1.9
Other	0.9	1.1	0.1
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.8	0.7	—
Senior Notes	0.9	0.7	—
Senior Secured Revolving Credit Facility	0.3	0.3	—
2010 Term Loan	—	—	0.1
Original issue discounts	0.2	0.2	0.2

Total interest expense	41.4	38.0	4.7
Interest income	(0.2)	(0.2)	—

Interest expense, net	$41.2	$37.8	$4.7

Loss on early extinguishment of debt. UCI International recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes in the Predecessor period January 1, 2011 through January 25, 2011. The components of the loss on early extinguishment were as follows (in millions):

Senior PIK Notes call premium and redemption period interest	$5.0
Write-off Senior PIK Notes unamortized original issue discount	3.3
Write-off Senior PIK Notes unamortized deferred financing costs	0.9
Write-off 2010 Credit Facility unamortized original issue discount	5.1
Write-off 2010 Credit Facility unamortized deferred financing costs	8.9
Fees and expenses related to early extinguishment of debt	1.0

$24.2

Debt commitment fees. On December 23, 2010, we and Acquisition Co. signed a debt commitment letter for a $525.0 million senior secured credit facility and a $250.0 million senior unsecured bridge facility (the “Debt Commitment Letter”), which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Drawings under the Debt Commitment Letter were subject to certain conditions. Upon the issuance of the Senior Notes and the entry into the Senior Secured Credit Facilities, the commitments under the Debt Commitment Letter terminated. Fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.

Miscellaneous, net. Miscellaneous, net consists of costs associated with the sale of receivables and changes in the market value of our swaption agreement. During the Successor nine months ended September 30, 2012, costs associated with the sale of receivables were $4.9 million. During the Combined nine months ended September 30, 2011, costs associated with the sale of receivables were $3.6 million. The higher expense was primarily due to a higher level of receivables sold and higher discount rates on the sale of receivables during the Successor nine months ended September 30, 2012. Miscellaneous, net for the Combined nine months ended September 30, 2011 also included an unfavorable $1.0 million related to changes in the market value of our swaption agreement.

Income tax (expense) benefit. We recorded income tax expense of $7.9 million during the Successor nine months ended September 30, 2012, on pre-tax income of $15.2 million. The 52.0% effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances on foreign deferred tax assets not expected to be realized, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, state incomes taxes and flat taxes related to our Mexican subsidiary. The Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes on taxable income at the Mexican statutory rate, which is in compliance with Mexican tax law. Due to expected losses for the full year ending December 31, 2012 primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary is based on the expectation of incurring the flat tax.

We recorded income tax expense of $1.9 million during the Successor nine months ended September 30, 2011. We provided deferred income tax expense totaling $4.9 million related to the U.S. tax consequences of our Spanish subsidiary’s dividend distribution and the foreign withholding taxes and deferred income taxes on the remaining unremitted earnings during the Successor nine months ended September 30, 2011. Excluding the impact of the income tax consequences of the Spanish subsidiary, the income tax benefit was $3.0 million, which represents a 28.8% effective tax rate in relation to the pre-tax loss of $10.4 million. The 28.8% effective tax rate differs from the U.S. federal statutory rate principally due to state income taxes being partially offset by certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

We recorded an income tax benefit of $14.0 million during the Predecessor period January 1, 2011 through January 25, 2011 which represents a 33.3% effective tax rate in relation to the pre-tax loss of $41.9 million. Consistent with the Successor nine months ended September 30, 2011, the 33.3% effective tax rate differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA as presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature, such as restructuring and redundancy costs, business acquisitions, integration and optimization costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The UCI Acquisition occurred on January 26, 2011. As such, our results of operations for the Successor nine months ended September 30, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the nine months ended September 30, 2011 as if the UCI Acquisition had occurred on January 1, 2011. The column titled “Combined” in the following table represents the combination of the Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011. The Adjusted EBITDA of $119.3 million for the Combined nine months ended September 30, 2011 represents our Adjusted EBITDA had the UCI Acquisition occurred on January 1, 2011.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented (in millions):

	Successor			Combined
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Net income (loss)	$4.8	$2.0	$7.3	$(40.2)
Income tax expense (benefit)	2.2	10.0	7.9	(12.0)
Net interest expense	13.5	14.0	41.2	42.4
Depreciation and amortization expense	13.0	13.7	38.8	38.5

EBITDA	33.5	39.7	95.2	28.7
Business optimization costs (a)	4.9	—	11.4	—
Restructuring costs, net (b)	0.7	0.2	4.5	1.0
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group (c)	1.1	0.7	6.6	3.9
Cost of defending class action litigation (d)	0.3	0.7	1.2	4.5
New business changeover and sales commitment costs (e)	0.3	0.1	0.5	0.6
Loss on early extinguishment of debt (f)	—	—	—	24.2
Inventory step-up (g)	—	—	—	16.4
Merger and acquisition costs (h)	—	0.2	—	16.4
Non-cash stock-based compensation expense (i)	—	—	—	15.1
Debt commitment fees (j)	—	—	—	5.9
Swaption mark-to-market (k)	—	0.1	—	1.0
Patent litigation costs (l)	—	0.2	—	0.9
Valuation allowance for non-trade receivables (m)	—	0.4	—	0.4
Resolution of pre-acquistion matter (n)	—	—	—	0.2
Management fee (o)	—	—	—	0.1

Adjusted EBITDA	$40.8	$42.3	$119.4	$119.3

Net sales	$249.8	$254.2	$746.0	$751.7
Adjusted EBITDA margin	16.3%	16.6%	16.0%	15.9%

(a)	During the Successor three and nine months ended September 30, 2012, we incurred business optimization costs of $4.9 million and $11.4 million, respectively, related to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(b)	We have taken various restructuring actions to align our cost structure with current market conditions. See Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.
(c)	During the Successor three and nine months ended September 30, 2012, we incurred $1.1 million and $6.6 million, respectively, of costs related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Part I – Financial Information – Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

(d)	UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the remaining actions. During the Successor three and nine months ended September 30, 2012, we incurred $0.3 million and $1.2 million, respectively, in post-trial costs. During the Successor three months ended September 30, 2011 and Combined nine months ended September 30, 2011, we incurred antitrust litigation costs of $0.7 million and $4.5 million, respectively. See further discussion at “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.”
(e)	New business changeover and sales commitment costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.
(f)	The loss on early extinguishment of debt in the Predecessor period January 1, 2011 through January 25, 2011 relates to the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes.
(g)	Net sales in the Successor nine months ended September 30, 2011 included sales, after the UCI Acquisition date, of inventory that was written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the $16.4 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit, during the Successor nine months ended September 30, 2011.
(h)	In connection with the UCI Acquisition, Holdings incurred $0.2 million and $11.2 million of buyer side merger and acquisition costs during the Successor three and nine months ended September 30, 2011, respectively. These costs consisted primarily of investment banking, legal and other professional advisory services fees and expenses. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.
(i)	Non-cash stock-based compensation expense related to stock-based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period. UCI International also incurred $1.4 million of non-recurring costs associated with the stock-based compensation expense.
(j)	On December 23, 2010, we and Acquisition Co. signed the Debt Commitment Letter, which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.
(k)	Changes in the market value of our swaption agreement were recognized in income as a component of “Miscellaneous, net.”
(l)	Our wholly-owned subsidiary Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. This litigation was settled in September 2011. See “Part II — Other Information — Item 1. Legal Proceedings — Patent Litigation” for further discussion of this patent litigation including the settlement of the litigation. During the Combined nine months ended September 30, 2011, we recorded post-trial costs of $0.4 million and revised our estimate of the plaintiff’s attorneys’ fees resulting in an additional $0.5 million provision.
(m)	During the Successor three months ended September 30, 2011 and Combined nine months ended September 30, 2011, we recorded a $0.4 million valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection.
(n)	During the Combined nine months ended September 30, 2011, we resolved certain pre-acquisition liabilities, related to our former driveline components operation that was discontinued and sold in June 2006, for $0.2 million in excess of the amount reserved resulting in a loss of $0.2 million.
(o)	Pursuant to UCI’s previous management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight provided to UCI and its subsidiaries, UCI historically paid an annual management fee of $2.0 million and out-of-pocket expenses. The agreement was terminated upon the consummation of the UCI Acquisition. The terms of the instruments governing our indebtedness permit us to pay management fees to Rank Group. During the Successor nine months ended September 30, 2012 and 2011, there were no Rank Group management fees recorded.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of September 30, 2012, we were in compliance with all covenants.

Liquidity and Capital Resources

January 2011 UCI Acquisition and Related Financing

The UCI Acquisition and the Transactions were completed on January 26, 2011. In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption all of the remaining Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

On January 26, 2011, UCI International entered into the Senior Secured Credit Facilities, which consist of a $300.0 million Senior Secured Term Loan Facility drawn at closing, and a $75.0 million Senior Secured Revolving Credit Facility, which was undrawn at closing. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.

The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.

Historical Cash Flows

Nine Months Ended September30, 2012 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the Successor nine months ended September 30, 2012 was $49.2 million compared to $21.4 million during the Successor nine months ended September 30, 2011 and cash used for operating activities of $9.3 million for the Predecessor period January 1, 2011 through January 25, 2011. Excluding $11.4 million for business optimization costs and $6.6 million of costs associated with implementing our cost sharing arrangements with FRAM Group, we generated $67.2 million of cash from operations during the Successor nine months ended September 30, 2012.

During the Successor nine months ended September 30, 2012, we generated cash of $42.1 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables and accounts payable. Related party receivables consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements. A decrease in accounts receivable and an increase in accounts payable generated cash of $47.2 million and $11.4 million, respectively. The decrease in accounts receivable was primarily due to a $43.0 million increase in the amount of factored accounts receivable and to lower third party sales of $231.9 million during the Successor three months ended September 30, 2012 as compared to $237.3 million for the Successor three months ended December 31, 2011, a $5.4 million decrease. If receivables had not been factored, $214.3 million and $171.3 million of additional receivables would have been outstanding at September 30, 2012 and December 31, 2011, respectively. The increase in accounts payable was due largely to production requirements for FRAM Group related party sales. An increase in inventories resulted in a use of cash of $3.1 million. The $3.1 million increase in inventories was due to inventory builds to support higher anticipated sales levels, including related party sales to FRAM Group. An increase in the related party receivables, primarily from the related party filtration sales to FRAM Group, resulted in a use of cash of $13.4 million. Changes in all other assets and liabilities, excluding a $12.8 million increase in other current assets resulting from the filing of an income tax refund claim of $12.8 million for the carry back of income tax losses to prior years, netted to a $42.5 million use of cash. This use of cash related primarily to (i) $15.0 million for pension contributions in excess of pension expense, (ii) $10.2 million for income tax payments including a $2.5 million payment in connection with a transfer price audit assessment related to one of Holdings’ Chinese subsidiaries, (iii) $8.5 million related to the timing of interest payments on our Senior Notes, (iv) payment of the antitrust litigation settlement of $7.8 million held in trust on behalf of the plaintiffs pending final approval of the settlement by the class members and the court and (v) $3.7 million in lower product returns reserves primarily resulting from the reduction of product returns reserves associated with a former customer that are no longer needed. These items were partially offset by an increase of $1.9 million in customer rebate programs.

Net Cash Used in Investing Activities

Capital expenditures for the Successor nine months ended September 30, 2012 were $29.9 million, used primarily for cost savings initiatives and capital investment requirements for long life-cycle OEM contracts launching over the next year.

During the Successor nine months ended September 30, 2012, we received $2.0 million in proceeds from the sale of property, plant and equipment including $1.4 million from the sale of a previously idled manufacturing facility.

Net Cash Used in Financing Activities

During the Successor nine months ended September 30, 2012, we made our required quarterly amortization payments totaling $2.3 million on the Senior Secured Term Loan Facility, as well as principal payments of $0.2 million on capital lease obligations. During the quarter ended September 30, 2012, a portion of our Chinese local credit facility expired and was repaid totaling $1.6 million.

On September 17, 2012, Wells Manufacturing, LP, a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of our vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1st. The economic development loan contains a provision that in the event our vehicle electronics business meets certain employee headcount and wage requirements, measured on an annual basis, all or portion of the principal and interest due will be forgiven.

Nine Months Ended September 30, 2011 (Successor)

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2011 was $21.4 million. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $46.8 million. Excluding the $11.3 million of merger and acquisition costs and $3.9 million of business integration costs, profits generated $62.0 million of cash. Increases in accounts receivable and inventory resulted in a use of cash of $11.9 million and $15.0 million, respectively. The increase in accounts receivable was due in part to higher combined sales of $506.1 million in the second and third quarters of 2011 compared to $478.5 million in the third and fourth quarters of 2010, a $27.6 million increase, and the impact of the higher mix of retail channel sales in relation to OEM and OES channels. Accounts receivable dating terms with OEM and OES customers are significantly shorter than retail and traditional customers. As a result of the higher mix of retail and traditional channel sales, gross accounts receivable days’ sales outstanding increased since December 31, 2010. Increased factored accounts receivable during the nine months ended September 30, 2011 partially offset the increased days’ sales outstanding. Factored accounts receivable totaled $184.7 million at September 30, 2011 compared to $138.1 million at the UCI Acquisition date. The $15.0 million increase in inventories was due to (1) inventory builds to support higher sales levels, as well as to support new customer program rollouts expected early in the fourth quarter of 2011 and (2) materials cost increases. An increase in accounts payable resulted in a generation of cash of $22.6 million. This increase in accounts payable was due largely to the increase of $15.0 million in inventory during the period and controls over cash management. Changes in all other assets and liabilities netted to a $21.1 million use of cash. This amount primarily related to (1) pension contributions in excess of pension expense of $9.3 million, (2) payment of $9.0 million related to the settlement of the patent litigation, (3) timing of employee-related accrued liabilities, including bonus and profit sharing payments and insurance, and (4) timing of payments on amounts due to customers related to various rebate and discount programs that are settled annually. Increases in interest payable related to the Senior Notes that require semi-annual interest payments partially offset these other factors. The first semi-annual interest payment on the Senior Notes was made on August 15, 2011, which resulted in a use of cash of $19.1 million during the third quarter of 2011.

Net Cash Used in Investing Activities

During the nine months ended September 30, 2011, Holdings acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million. Cash acquired was $189.7 million, which resulted in a net cash outflow of $185.3 million to acquire UCI International.

Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the nine months ended September 30, 2011 were $12.1 million used primarily for cost reduction activities and capital investment requirements for recently awarded long life-cycle OEM contracts launching over the next 18 months.

At December 31, 2010, UCI International had posted $16.3 million of cash to collateralize a letter of credit outstanding. In connection with entering into the Senior Secured Credit Facilities, the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Credit Facility and the cash collateral was released and became available for general corporate purposes.

Net Cash Used in Financing Activities

In connection with the Transactions, our shareholder made the Equity Contribution of $320.0 million.

Borrowings during the nine months ended September 30, 2011 included the $298.5 million proceeds of the Senior Secured Credit Facilities, net of original issue discount of $1.5 million, the issuance of the Senior Notes in the amount of $400.0 million and short-term borrowings of $1.6 million by our Chinese subsidiaries.

As part of the Transactions, we (i) repaid the outstanding principal amount of $423.9 million and terminated the 2010 Credit Facility and (ii) redeemed the Senior PIK Notes through a combination of a tender offer we commenced on January 5, 2011 and calling for redemption the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition. The cash required to redeem and discharge the Senior PIK Notes, including the call premium and redemption period interest, totaled $360.1 million. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

During the nine months ended September 30, 2011, we paid $20.2 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes. In addition, fees of $5.9 million related to the Debt Commitment Letter were paid and expensed upon the termination of the Debt Commitment Letter.

During the nine months ended September 30, 2011, our Spanish and Chinese subsidiaries repaid short-term borrowings from foreign credit institutions in the amount of $0.7 million and we made required quarterly amortization payments of $2.3 million on the Senior Secured Term Loan Facility.

January 1, 2011 Through January 25, 2011 (Predecessor)

Net Cash Used in Operating Activities

Net cash used in operating activities for the period January 1, 2011 through January 25, 2011 was $9.3 million. Profits, before deducting depreciation and amortization, and other non-cash items, used cash of $7.7 million. This use of cash was primarily the result of merger and acquisition fees incurred by UCI International prior to the UCI Acquisition date. A decrease in accounts receivable resulted in generating cash of $7.3 million, while an increase in inventories used cash of $3.7 million. The decrease in accounts receivable was primarily due to strong collections subsequent to December 31, 2010 and an increase in factored accounts receivable. Factored accounts receivable totaled $138.1 million at the UCI Acquisition date compared to $137.8 million at December 31, 2010. The increase in inventory was due primarily to inventory builds to support customers’ annual restocking programs. A decrease in accounts payable resulted in a use of cash of $11.1 million due in part to the higher inventory levels and timing of payments. Changes in all other assets and liabilities netted to a $5.9 million provision of cash. This change primarily related to the accrual of call premium and redemption period interest on the Senior PIK Notes that was assumed by Holdings and discharged as part of the Transactions.

Net Cash Used in Investing Activities

Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the period January 1, 2011 through January 25, 2011 were $1.6 million, used primarily for cost reduction activities.

Net Cash Provided by Financing Activities

During the period January 1, 2011 through January 25, 2011, our Spanish and Chinese subsidiaries repaid short-term borrowings from foreign credit institutions in the amount of $2.6 million.

During the period January 1, 2011 through January 25, 2011, we paid $0.9 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes.

During the period January 1, 2011 through January 25, 2011, proceeds from the exercise of stock options totaled $1.1 million.

During the period January 1, 2011 through January 25, 2011, we realized excess tax benefits of $2.7 million from share-based payments.

Debt Capitalization

At September 30, 2012 and December 31, 2011, we had $85.6 million and $67.7 million of cash and cash equivalents, respectively. Non-U.S. cash balances at September 30, 2012 and December 31, 2011 were $14.9 million and $12.1 million, respectively. The following table details our debt outstanding as of September 30, 2012 and December 31, 2011 (in millions):

	Successor
	September 30,	December 31,
	2012	2011
Senior Secured Term Loan Facility	$294.8	$297.0
Senior Notes	400.0	400.0
Short-term borrowings	1.6	3.1
Capital lease obligations	0.8	1.1
Economic development loan	0.5	—
Unamortized original issue discount	(1.0)	(1.2)

	696.7	700.0

Less:
Short-term borrowings	1.6	3.1
Current maturities	3.3	3.4

Long-term debt	$691.8	$693.5

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At September 30, 2012, given our debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, is approximately $55.0 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.6 million. The three month unadjusted LIBO Rate at September 30, 2012 was 0.362%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on September 30, 2012 (in millions).

Remainder of 2012	$2.4
2013	3.4
2014	3.4
2015	3.2
2016	3.2
Thereafter	682.1

$697.7

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At September 30, 2012, we had factoring relationships with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all.

We sold $245.4 million of receivables during the Successor nine months ended September 30, 2012. For the Successor nine months ended September 30, 2011 and Predecessor period January 1, 2011 through January 25, 2011, we sold $196.3 million and $30.0 million of receivables, respectively, for a total of $226.3 million during the Combined nine months ended September 30, 2011. If receivables had not been factored, $214.3 million and $171.3 million of additional receivables would have been outstanding at September 30, 2012 and December 31, 2011, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or reduce cash on hand. Our short-term cash projections assume an increase in the level of factored accounts receivable over the $214.3 million at September 30, 2012 due to a forecasted increase in our gross days’ sales outstanding resulting from extending accounts receivable terms with certain customers.

Short-Term Liquidity Outlook

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements as discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2012 are expected to be approximately $40.0 million including approximately $20.0 million for capital investment requirements for long life-cycle OEM contracts launching over the next year. The remaining forecasted capital expenditures primarily represent cost reduction projects, expenditures related to the expansion of our vehicle electronics facility and ongoing capital replacement. Excluding the capital investment requirements for the OEM product launches, the higher forecasted 2012 capital spending over prior years primarily relates to equipment and tooling requirements to accelerate the in-sourcing of high volume parts.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive integration analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both UCI International and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and may not be favorably perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As part of our cost sharing and manufacturing arrangements with FRAM Group, on August 11, 2011, FRAM Group announced that it would cease operating at two locations and integrate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and the second plant ceased operations in September 2012. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies product to FRAM Group in order to meet its customer orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, UCI International expects to produce 36 million units for FRAM Group in 2012.

In connection with these actions, Champion entered into an Asset Purchase Agreement, dated March 21, 2012, with FRAM Group to purchase certain equipment for $5.6 million, which has been or will be relocated to Champion’s plant locations. The full amount of the purchase price was paid during the fourth quarter of 2011. As of September 30, 2012, Champion had a receivable of $1.5 million representing payments for equipment not yet delivered. Equipment totaling $0.6 million will be delivered to Champion during the fourth quarter of 2012 and the remaining balance of $0.9 million will be repaid by FRAM Group to Champion.

Joint Services Agreement

On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. On July 29, 2012, the Joint Services Agreement automatically renewed for an additional one year period.

Long-Term Liquidity Outlook

UCI International, Inc. is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, Inc. is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Notes or Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than operating leases in the normal course of business.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and the Chinese yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries for which the U.S. dollar is the functional currency. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In 2011, 8% of our net sales were made by our foreign subsidiaries, and our total non-U.S. net sales represented 15.7% of our total net sales. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations. The following table summarizes the potential impact on our sales for the year ended December 31, 2011 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2011 Sales	Potential Impact
Euro	$38.2	$3.8
Mexican peso	$26.2	$2.6
British pound	$6.3	$0.6
Chinese yuan	$4.7	$0.5

Except for the Chinese subsidiaries, the balance sheets of foreign subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	September 30, 2012
	Net Asset Value	Potential Impact
Euro	$31.0	$3.1
Mexican peso	$15.0	$1.5
British pound	$2.1	$0.2

Currency Transactions

Currency transaction exposure arises where actual sales and purchases are made by a company in a currency other than its own functional currency. In 2012, we expect to source approximately $129 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. The currency exchange rate from Chinese yuan to U.S. dollars has historically been fairly stable, in large part due to the economic policies of the Chinese government. However, the value of the yuan increased approximately 4.1% during the period January 1, 2011 through September 30, 2012 as a result of the Chinese government changing its policy during the third quarter of 2010 on “pegging” the yuan against the U.S. dollar. Since January 1, 2012, the value of the Chinese yuan has increased by 0.5%.

A weakening of the U.S. dollar means that we must pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If the U.S. dollar weakened by 10% against the Chinese yuan, the potential impact would be to increase estimated 2012 cost of goods sold by approximately $12.9 million. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

Our Mexican operations source a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means our Mexican operations pay fewer pesos to obtain inventory from the United States. From January 1, 2011 to December 31, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11.3%. During the nine months ended September 30, 2012, the U.S. dollar weakened against the Mexican peso by approximately 5.9%, primarily driven by a devaluation of 7.0% in the three months ended September 30, 2012.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. Where these contracts are deemed to be effective hedges the gains and losses can be deferred until the transaction being hedged is settled. As of September 30, 2012, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. At our September 30, 2012 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, would be approximately $55.0 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor of 1.5%, the net impact would be a decrease of approximately $0.6 million of our net income and cash flow. The three month unadjusted LIBO Rate at September 30, 2012 was 0.362%.

We may periodically enter into interest rate agreements to manage interest rate risk on borrowing activities. On September 28, 2010, we entered into a swaption agreement providing us with the right but not the obligation to enter into an interest rate swap on or about March 23, 2012. The swaption agreement expired on March 23, 2012 without any action on our part.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth above.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of September 30, 2012.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the period ended September 30, 2012, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Antitrust Litigation

Starting in 2008, UCI and Champion were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints alleged that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees.

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the remaining actions. On March 8, 2012, the parties executed a settlement agreement. This settlement agreement is subject to approval by the court with respect to the claims by class action plaintiffs but not with respect to the claims by the State of Florida. On April 24, 2012, the court granted preliminary approval of the proposed settlements with each of the putative classes. On July 31, 2012, pursuant to the terms of the settlement, the court dismissed with prejudice the State of Florida’s claims against Champion. On October 4, 2012, the court held a hearing on final approval of the direct purchaser and indirect purchaser plaintiffs’ settlements, and subsequently entered orders granting final approval of these settlements and dismissed with prejudice the claims of each of the respective classes.

On September 28, 2012, the court amended its preliminary approval of the gas retailer plaintiffs’ settlement to extend the deadline for mailing the notice to potential class members from June 19, 2012 to October 3, 2012, and extended the deadline for objections to or requests for exclusion from the proposed settlement from August 3, 2012 to November 9, 2012. The court will hold a hearing on November 28, 2012 regarding final approval of the gas retailer plaintiffs’ settlement.

During the Successor three and nine months ended September 30, 2012, we incurred post-trial costs of $0.3 million and $1.2 million, respectively. During the Successor nine months ended September 30, 2011, and the Predecessor period January 1, 2011 through January 25, 2011, we incurred $3.7 million and $0.8 million, respectively, defending against these claims. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Champion has outstanding receivables denominated in Mexican pesos in the amount of $2.1 million from the Mexican Department of Finance and Public Credit. The receivables relate to refunds of Mexican value-added tax, to which Champion believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected the claims for these refunds, and the Mexican subsidiary commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds. In September 2012, the tax court found in favor of the Mexican subsidiary in the largest of the three claims ruling that the Mexican subsidiary is entitled to a refund of approximately $2.0 million (27.0 million Mexican pesos). The ruling is subject to appeal by the Mexican tax authorities. There are also two additional claims totaling $1.1 million (13.5 million Mexican pesos) pending final rulings by the tax courts and additional claims totaling $1.2 million (14.8 million Mexican pesos), which are in various stages of review by the local Mexican tax authorities.

Patent Litigation

Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor unaudited condensed consolidated statements of comprehensive income (loss) for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the third quarter of 2011. During the Successor nine months ended September 30, 2011, Champion incurred post-trial costs of $0.4 million. These costs are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Patent litigation costs.

In order to appeal the judgment in this matter, UCI International posted a letter of credit in the amount of $7.4 million during 2010 and an additional letter of credit in the amount of $5.5 million in the second quarter of 2011 bringing the total letters of credit to $12.9 million. The letters of credit were canceled upon payment of the settlement during the third quarter of 2011.

Product Recall

During the Successor three months ended September 30, 2012, we recalled certain defective product manufactured by our Chinese operations and distributed by our wholly-owned Spanish subsidiary. The estimated cost of this recall and the related warranty claims ranges from $0.7 million to $3.4 million. Due to the uncertainties inherent in this matter, the estimates are subject to change, which could be significant. We believe that we have insurance coverage for at least a significant percentage of the costs related to this matter. As of the date of this report, we have not confirmed the amount of any potential insurance reimbursement and therefore no insurance recovery has been recorded.

In the three months ended September 30, 2012, we recorded a $0.8 million accrued liability for this matter. As of September 30, 2012, we had paid $0.2 million of costs related to this matter.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors previously disclosed under “Part I, Item 3. Key Information—Risk Factors” in our 2011 Annual Report on Form 20-F, as filed with the SEC on March 26, 2012.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit No.	Description
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Rule 13a-14(a) Certification

I, Bruce M. Zorich, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Bruce M. Zorich
Bruce M. Zorich
President and Chief Executive Officer

Date: November 13, 2012

Exhibit 31.2

Rule 13a-14(a) Certification

I, George J. DiRado, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ George J. DiRado
George J. DiRado

Chief Financial Officer

Date: November 13, 2012

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended September 30, 2012 as furnished with the Securities and Exchange Commission on the date hereof, I, Bruce M. Zorich, as President and Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Bruce M. Zorich
Bruce M. Zorich
President and Chief Executive Officer
Date: November 13, 2012

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended September 30, 2012 as furnished with the Securities and Exchange Commission on the date hereof, I, George J. DiRado, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/	George J. DiRado
George J. DiRado
Chief Financial Officer

Date: November 13, 2012

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	Successor
	September 30,	December 31,
	2012	2011
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$85,625	$67,697
Accounts receivable, net	210,240	256,679
Related party receivable	24,067	10,760
Inventories	156,463	152,818
Deferred tax assets	32,692	37,894
Other current assets	38,424	15,375

Total current assets	547,511	541,223
Property, plant and equipment, net	159,923	153,044
Goodwill	308,816	308,821
Other intangible assets, net	405,581	423,687
Deferred financing costs, net	18,171	20,176
Other long-term assets	3,826	1,822

Total assets	$1,443,828	$1,448,773

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$129,215	$117,687
Short-term borrowings	1,589	3,169
Current maturities of long-term debt	3,333	3,373
Related party payable	1,133	1,249
Accrued expenses and other current liabilities	115,305	130,980

Total current liabilities	250,575	256,458
Long-term debt, less current maturities	691,759	693,485
Pension and other post-retirement liabilities	78,122	118,040
Deferred tax liabilities	131,300	112,714
Other long-term liabilities	2,218	2,425

Total liabilities	1,153,974	1,183,122
Contingencies - Note 11
Shareholder’s equity
Common stock	320,038	320,000
Retained deficit	(12,601)	(19,870)
Accumulated other comprehensive loss	(17,583)	(34,479)

Total shareholder’s equity	289,854	265,651

Total liabilities and shareholder’s equity	$1,443,828	$1,448,773

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Successor				Predecessor
	Three Months	Three Months	Nine Months	Nine Months	January 1, 2011
	Ended	Ended	Ended	Ended	through
	September 30,	September 30,	September 30,	September 30,	January 25,
	2012	2011	2012	2011	2011
Net sales	$249,776	$254,245	$746,008	$672,896	$78,842
Cost of sales	190,847	191,044	567,006	526,476	60,296

Gross profit	58,929	63,201	179,002	146,420	18,546
Operating expenses
Selling and warehousing	(16,131)	(18,199)	(50,615)	(48,503)	(5,167)
General and administrative	(13,767)	(10,543)	(44,887)	(29,346)	(3,577)
Amortization of acquired intangible assets	(5,572)	(5,562)	(16,626)	(14,831)	(405)
Merger and acquisition costs	—	(234)	—	(11,265)	(5,170)
Restructuring costs, net (Note 3)	(697)	(233)	(4,464)	(1,019)	—
Stock-based compensation expense (Note 14)	—	—	—	—	(15,082)
Patent litigation costs (Note 11)	—	(229)	—	(365)	(500)
Antitrust litigation costs (Note 11)	(283)	(696)	(1,167)	(3,666)	(813)

Operating income (loss)	22,479	27,505	61,243	37,425	(12,168)
Other expense
Interest expense, net (Note 10)	(13,492)	(13,957)	(41,204)	(37,780)	(4,663)
Management fee expense	—	—	—	—	(139)
Loss on early extinguishment of debt (Note 10)	—	—	—	—	(24,153)
Debt commitment fees	—	—	—	(5,945)	—
Miscellaneous, net	(2,009)	(1,571)	(4,889)	(4,070)	(727)

Income (loss) before income taxes	6,978	11,977	15,150	(10,370)	(41,850)
Income tax (expense) benefit	(2,179)	(9,977)	(7,881)	(1,919)	13,952

Net income (loss)	4,799	2,000	7,269	(12,289)	(27,898)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,728	(5,631)	1,492	(2,906)	627
Pension and OPEB liability, net of tax of ($257), ($ - ), ($10,315), ($ - ) and ($71)	(185)	—	15,404	—	116

Total other comprehensive income (loss)	1,543	(5,631)	16,896	(2,906)	743

Comprehensive income (loss)	$6,342	$(3,631)	$24,165	$(15,195)	$(27,155)

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Successor		Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Cash flows from operating activities:
Net income (loss)	$7,269	$(12,289)	$(27,898)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of intangible assets	38,848	35,639	2,902
Amortization of deferred financing costs and debt issuance costs	2,230	1,864	303
Gain on sale of property, plant and equipment	(475)	—	—
Asset impairments	2,205	—	—
Fair value step-up of acquired inventory sold	—	16,376	—
Debt commitment fees	—	5,945	—
Loss on early extinguishment of debt	—	—	24,153
Deferred income taxes	13,371	(180)	(18,243)
Excess tax benefits from shared-based payments	—	—	(2,661)
Non-cash stock-based compensation expense	—	—	13,730
Other non-cash items, net	(992)	(599)	4
Changes in operating assets and liabilities:
Accounts receivable	47,181	(11,868)	7,270
Inventories	(3,088)	(14,988)	(3,707)
Other current assets	(22,929)	(593)	1,323
Accounts payable	11,409	22,596	(11,082)
Accrued expenses and other current liabilities	(15,929)	(20,103)	4,714
Other assets	(1,985)	9,471	419
Related party receivable, net	(13,423)	1,593	—
Other long-term liabilities	(14,443)	(11,440)	(568)

Net cash provided by (used in) operating activities	49,249	21,424	(9,341)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	—	(185,270)	—
Capital expenditures	(29,867)	(12,091)	(1,571)
Proceeds from sale of property, plant and equipment	1,968	180	—
Decrease in restricted cash	—	16,290	—

Net cash used in investing activities	(27,899)	(180,891)	(1,571)

Cash flows from financing actvities:
Issuances of debt	500	1,563	—
Debt repayments	(4,115)	(3,144)	(2,633)
Payment of deferred financing costs	—	(20,194)	(920)
Payment of debt commitment fees	—	(5,945)	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	—	298,500	—
Issuance of Senior Notes	—	400,000	—
Repayment of 2010 Credit Facility	—	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	—	(360,115)	—
Equity contribution	38	320,000	—
Proceeds from exercise of stock options	—	—	1,077
Excess tax benefits from share-based payments	—	—	2,661

Net cash provided by (used in) financing activities	(3,577)	206,727	185
Effect of exchange rate changes on cash	155	(203)	127

Net increase (decrease) in cash and cash equivalents	17,928	47,057	(10,600)
Cash and cash equivalents at beginning of period	67,697	—	200,330

Cash and cash equivalents at end of period	$85,625	$47,057	$189,730

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Deficit) (Unaudited)

(in thousands)

	Predecessor
	UCI International, Inc. Shareholders’ Equity (Deficit)
	Common Stock	Additional Paid in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 1, 2011	$29	$279,939	$(214,856)	$(41,475)	$23,637
Recognition of stock based compensation expense	—	13,730	—	—	13,730
Exercise of stock options	—	1,077	—	—	1,077
Tax effect of exercise of stock options	—	2,661	—	—	2,661
Net loss	—	—	(27,898)	—	(27,898)
Other comprehensive income, net of tax	—	—	—	743	743

Balance at January 25, 2011	$29	$297,407	$(242,754)	$(40,732)	$13,950

	Successor
	UCI Holdings Limited Shareholder’s Equity (Deficit)
	Common Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 1, 2011	$—	$(1,259)	$—	$(1,259)
Equity contribution	320,000	—	—	320,000
Net loss	—	(12,289)	—	(12,289)
Other comprehensive income, net of tax	—	—	(2,906)	(2,906)

Balance at September 30, 2011	$320,000	$(13,548)	$(2,906)	$303,546

Balance at January 1, 2012	$320,000	$(19,870)	$(34,479)	$265,651
Equity contribution	38	—	—	38
Net income	—	7,269	—	7,269
Other comprehensive income, net of tax	—	—	16,896	16,896

Balance at September 30, 2012	$320,038	$(12,601)	$(17,583)	$289,854

The accompanying notes are an integral part of these statements.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 1 — GENERAL AND BASIS OF PRESENTATION

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc., together with its subsidiaries, (“UCI International”), an entity formerly owned by members of the Carlyle Group and certain current and former officers, employees and members of management. UCI International is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel and cooling systems products and vehicle electronics. As outlined in Note 2, the acquisition of UCI International was completed on January 26, 2011, at which time Uncle Acquisition 2010 Corp (an indirect subsidiary of Holdings) merged with UCI International, Inc. with UCI International, Inc. continuing as the surviving entity.

All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The audited condensed consolidated balance sheet of Holdings as of December 31, 2011 and the interim unaudited condensed consolidated financial statements of Holdings as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 are presented as the “Successor.” The interim unaudited condensed consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011 are presented in this quarterly report as those of the “Predecessor.”

The accompanying interim unaudited condensed consolidated financial statements for the Successor include the accounts of Holdings and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accompanying interim unaudited condensed consolidated financial statements for the Predecessor include the accounts of UCI International and its wholly-owned direct and indirect subsidiaries.

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete financial statements.

The financial statements for the three and nine months ended September 30, 2012 and 2011 and for the period January 1, 2011 through January 25, 2011 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ Annual Report on Form 20-F.

Operating results for the three and nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Recently Adopted Accounting Guidance

On January 1, 2012, Holdings adopted changes issued by the FASB regarding the presentation of comprehensive income effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments require that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Management elected to present a single continuous statement. Other than the change in presentation, the adoption of these changes had no impact on the financial condition or results of operations.

On January 1, 2012, Holdings adopted changes regarding the testing for impairment of goodwill for annual and interim impairment tests. The revised guidance allows an entity testing goodwill impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform the two-step impairment test currently required. The adoption of this guidance did not have a material impact on the financial condition or results of operations of Holdings.

On January 1, 2012, Holdings adopted changes to accounting and disclosure requirements related to fair value measurements. The guidance limits the highest-and-best-use measure to non-financial assets, permits certain financial assets and liabilities with offsetting positions in market or counter-party credit risks to be measured on a net basis, and provides guidance on the applicability of premium and discounts. Additionally, the guidance expands the disclosure requirements for hierarchy classification to items not presented at fair value on the balance sheet and disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as a description of the valuation processes and the sensitivity of the fair value to the changes in unobservable inputs. The adoption of this guidance did not have a material impact on the financial condition or results of operations of Holdings.

Recently Issued Accounting Guidance

In July 2012, the FASB issued changes regarding testing indefinite-lived intangible assets for impairment in connection with annual and interim impairment tests. The revised guidance allows an entity testing indefinite-lived intangible assets for impairment the option to first use qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, as a basis for determining whether it is necessary to perform the quantitative impairment test. This revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted if the financial statements for the most recent annual or interim period have not yet been issued. Management does not expect the adoption of these changes to have a material impact on the financial statements.

NOTE 2 — ACQUISITIONS

UCI International, Inc.

On November 29, 2010, UCI International, Inc. entered into a Merger Agreement by and among UCI International, Inc., Rank Group Limited (“Rank Group”), and Uncle Acquisition 2010 Corp pursuant to which Uncle Acquisition 2010 Corp agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. On January 26, 2011, Holdings, through its indirect subsidiary Uncle Acquisition 2010 Corp, acquired 100% of the outstanding stock of UCI International, Inc. for a purchase price of $375.0 million and assumed the indebtedness of UCI International (the “UCI Acquisition”). There was no contingent consideration paid.

Funding for the purchase consideration and the refinancing of certain UCI International borrowings that were assumed was provided through a combination of an equity contribution of $320.0 million, additional borrowings, advances from Rank Group and existing cash. See Note 10 for a discussion of the repayment of UCI’s 2010 Credit Facility (as defined in Note 10), the redemption and discharge of UCI International’s Senior PIK Notes (as defined in Note 10) and the UCI Acquisition financing. The UCI Acquisition and transactions consummated to repay and terminate certain UCI International borrowings that were assumed are collectively referred to as the “Transactions.”

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The values of the acquired assets and assumed liabilities reflect the allocation of the aggregate purchase price of $375.0 million in accordance with ASC 805, “Business Combinations.” The determination of fair values of acquired identifiable intangible assets and property, plant and equipment involved a variety of assumptions, including estimates associated with remaining useful lives. At December 31, 2011, the amounts presented for the UCI Acquisition were finalized.

The following table presents the final fair value of the assets acquired and liabilities assumed (in millions):

Cash and cash equivalents	$189.7
Accounts receivable	265.4
Inventories	164.7
Other current assets	15.7
Restricted cash	16.3
Property, plant and equipment	161.9
Intangible assets (excluding goodwill)	448.0
Other long-term assets	9.2
Accounts payable	(104.3)
Short-term borrowings	(0.7)
Accrued expenses and other current liabilities	(133.6)
Long-term debt (including current maturities)	(784.7)
Pension and other post-retirement liabilities	(79.5)
Deferred tax liabilities	(97.0)
Other long-term liabilities	(5.0)

Net assets acquired before goodwill on acquisition	66.1
Goodwill on acquisition	308.9

Net assets acquired	$375.0

Merger and acquisition related costs of $0.2 million and $11.3 million during the Successor three and nine months ended September 30, 2011, respectively, are included in a separate line item on the interim unaudited condensed consolidated statements of comprehensive income (loss). During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred seller side merger and acquisition costs of $5.2 million. Debt issue costs related to the acquisition financing totaled $22.5 million.

The following table presents pro forma financial information of the combined entity as though the UCI Acquisition occurred on January 1, 2011 (in millions):

	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2011
Net sales	$254.2	$751.7
Net income	$2.2	$10.1

The pro forma results of operations have been prepared for comparative purposes only and include certain adjustments to actual financial results. The adjustments include presenting interest expense as if the Transactions had occurred on January 1, 2011, revising estimated amortization and depreciation expense as a result of intangibles and fixed assets acquired being measured at fair value and revising pension expense. The pro forma results of operations were also adjusted to exclude (1) $16.4 million of merger and acquisition costs, (2) $5.9 million of debt commitment fees, (3) $15.1 million of stock-based compensation expense relating to equity incentive awards that vested upon the change in control of UCI International, (4) the loss of $24.2 million on the early extinguishment of debt and (5) $16.4 million of higher cost of goods sold resulting from the increase in inventory to fair value over the historical carrying value of acquired inventories as required under purchase accounting. The pro forma results of operations do not purport to be indicative of the results of operations that would have actually resulted had the acquisition occurred on the date indicated or that may result in the future.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Honeywell Automotive Parts Services (Shanghai) Co., Ltd.

On July 29, 2011, UCI International, through its indirect wholly-owned subsidiary, UCI (Shanghai) Trading Company Limited (“UCI (Shanghai)”), acquired certain assets from Honeywell Automotive Parts Services (Shanghai) Co., Ltd. for a purchase price of $1.5 million. The acquired assets principally consisted of inventory, fixed assets and intangible assets.

NOTE 3 — RESTRUCTURING COSTS, NET

During the Successor three and nine months ended September 30, 2012 and 2011, Holdings incurred costs related to various cost reduction activities which are reported in the statements of comprehensive income (loss) in “Restructuring costs, net.” The components of the restructuring costs, net are as follows (in millions):

	Successor				Predecessor
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Severance	$(0.2)	$(0.2)	$(1.0)	$(0.8)	$—
Gain on sale of land and building	—	—	0.4	—	—
Distribution footprint optimization	(0.3)	—	(0.3)	—	—
Curtailment and settlement losses	—	—	(1.4)	(0.2)	—
Impairment of property, plant and equipment	(0.2)	—	(2.2)	—	—

	$(0.7)	$(0.2)	$(4.5)	$(1.0)	$—

During the Successor nine months ended September 30, 2012, Holdings approved and announced a plan to close and relocate excess foundry manufacturing capacity at its Mexican operation to China and consolidate Mexican distribution operations with Autoparts Holdings Limited (“Autoparts Holdings”), an affiliate of Holdings and Rank Group and ultimately owned by Holdings’ strategic owner, Mr. Graeme Hart. The plan includes workforce reductions, facility closures and operations consolidation. During the Successor nine months ended September 30, 2012, Holdings recorded pension curtailment and settlement losses of $1.4 million related to headcount reductions and an impairment charge of $2.0 million was recorded to write down land, building and equipment to its estimated net realizable value. An estimated curtailment gain of $0.3 million related to the Mexican subsidiary’s pension plan will be recognized at the time the affected employees are terminated, which is scheduled for the fourth quarter of 2012.

Other costs expected to be incurred related to the restructuring include less than $0.1 million for employee retention and relocation costs and $0.1 million for remaining lease costs. The employee retention and relocation costs are being accrued ratably over the required service period of the employees and the remaining lease costs will be accrued once operations have ceased or notification has been given to the landlord, whichever is earlier.

During the Successor three months ended September 30, 2012, Holdings approved and announced a plan to consolidate certain distribution facilities of the U.S. operations of Champion with Autoparts Holdings. This plan is expected to be completed by early 2013. An owned facility is expected to be temporarily idled in the early part of 2013 to reconfigure the facility for additional manufacturing capacity. During the Successor three months ended September 30, 2012, a charge of $0.3 million related to distribution system software development costs with no future value was recorded and an asset impairment charge of $0.2 million has been recorded to write down the carrying value of certain equipment to be idled with no alternative use.

During the Successor three and nine months ended September 30, 2012, Holdings recorded severance related to involuntary terminations of employees as part of other cost reduction actions and business realignment totaling $0.2 million and $1.0 million, respectively. During the Successor nine months ended September 30, 2012, Holdings recognized a gain of $0.4 million on the sale of a previously idled manufacturing facility.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the Successor three and nine months ended September 30, 2011, Holdings incurred severance costs of $0.2 million and $0.8 million, respectively, related to involuntary terminations of employees as part of cost reduction actions. During the Successor nine months ended September 30, 2011, Holdings recorded pension curtailment and settlement losses totaling $0.2 million related to headcount reductions at its Mexican subsidiaries.

The following table summarizes the activity in accrued restructuring reserves, including pension obligations and property, plant and equipment, during the Successor nine months ended September 30, 2012 (in millions):

	Severance Costs	Asset Impairments	Pension Curtailment and Settlements	Other	Total
Balance at December 31, 2011	$0.7	$—	$—	$—	$0.7
Charges	1.0	2.2	1.4	0.3	4.9
Usage	(1.4)	(2.2)	(0.4)	—	(4.0)

Balance at September 30, 2012	$0.3	$—	$1.0	$0.3	$1.6

The severance, pension curtailment and settlements and other restructuring related accruals are included in the unaudited condensed consolidated balance sheets in “Accrued expenses and other current liabilities.” The asset impairment reserve is included in the unaudited condensed consolidated balance sheets in “Property, plant and equipment, net.”

NOTE 4 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $91.5 million and $86.8 million of receivables were sold during the Successor three months ended September 30, 2012 and 2011, respectively. During the Successor nine months ended September 30, 2012, $245.4 million of receivables were sold. $30.0 million of receivables were sold during the Predecessor period January 1, 2011 through January 25, 2011 and $196.3 million were sold during the Successor nine months ended September 30, 2011 for a total of $226.3 million for the combined nine months ended September 30, 2011.

If receivables had not been factored, $214.3 million and $171.3 million of additional receivables would have been outstanding at September 30, 2012 and December 31, 2011, respectively. Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies. These costs were $2.0 million and $1.3 million for the Successor three months ended September 30, 2012 and 2011, respectively. During the Successor nine months ended September 30, 2012, these costs were $4.9 million. These costs were $0.5 million during the Predecessor period January 1, 2011 through January 25, 2011 and $3.1 million for the Successor nine months ended September 30, 2011, for a total of $3.6 million for the combined nine months ended September 30, 2011. These costs are recorded in the unaudited condensed consolidated statements of comprehensive income (loss) in “Miscellaneous, net.”

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 5 — INVENTORIES

The components of inventories were as follows (in millions):

	September 30,	December 31,
	2012	2011
Raw materials	$56.4	$52.0
Work in process	27.3	25.1
Finished products	72.8	75.7

	$156.5	$152.8

Holdings determined the fair value of acquired inventories in accordance with ASC 805, “Business Combinations” resulting in an increase of $16.4 million over the historical carrying value of acquired inventories at the time of the UCI Acquisition. During the Successor nine months ended September 30, 2011, the sale of acquired inventories increased cost of goods sold by $16.4 million. During the Successor three months ended September 30, 2011, there were no such additional charges to cost of sales.

NOTE 6 — OTHER INTANGIBLE ASSETS

The components of other intangible assets were as follows (in millions):

			September 30, 2012
	Amortizable Life	Weighted Average Remaining Life	Gross	Accumulated Amortization	Foreign Currency	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	12 years	$283.6	$(36.8)	$(0.4)	$246.4
Trademarks	5 years	3 years	0.6	(0.2)	—	0.4
Trademarks	Indefinite	Indefinite	151.0	—	—	151.0
Integrated
Software system	5 years	3 years	11.0	(3.2)	—	7.8

			$446.2	$(40.2)	$(0.4)	$405.6

The aggregate intangible amortization charged to the unaudited condensed consolidated statements of comprehensive income (loss) was $6.2 million and $18.3 million for the Successor three and nine months ended September 30, 2012, respectively, $6.0 million and $15.8 million for the Successor three and nine months ended September 30, 2011, respectively, and $0.4 million for the Predecessor period January 1, 2011 through January 25, 2011.

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired	Integrated
	Intangible	Software
	Assets	System
Remainder of 2012	$5.5	$0.5
2013	22.2	2.2
2014	22.2	2.2
2015	22.2	2.2
2016	22.1	0.7

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	Successor
	September 30,	December 31,
	2012	2011
Salaries and wages	$3.2	$2.7
Bonuses and profit sharing	5.8	5.9
Vacation pay	4.5	4.4
Product returns	51.9	55.6
Rebates, credits and discounts due to customers	13.6	11.7
Insurance	9.0	10.8
Taxes payable	9.4	8.0
Interest	4.7	13.2
Accrued litigation	0.2	8.1
Professional fees	2.6	2.9
Other	10.4	7.7

	$115.3	$131.0

NOTE 8 — PRODUCT RETURNS LIABILITY

The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for estimated parts returned under warranty and for parts returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from on-going customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. During the Successor nine months ended September 30, 2012, product returns reserves of $3.0 million related to a former customer were reduced increasing net sales on the interim unaudited condensed consolidated statements of comprehensive income (loss).

Holdings’ management routinely monitors returns data and adjusts estimates based on this data.

The fair value of the product returns liability assumed in the UCI Acquisition was unchanged from the historical carrying value. Changes in Holdings’ product returns accrual were as follows (in millions):

	Successor		Predecessor
	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Beginning of period	$55.6	$—	$53.7
Additions due to UCI Acquisition	—	54.6	—
Cost of unsalvageable parts	(35.6)	(38.0)	(4.0)
Reduction to sales, net of salvage	31.9	39.3	4.9

End of period	$51.9	$55.9	$54.6

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 9 — PENSION

The following are the components of net periodic pension expense (in millions):

	Successor				Predecessor
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Service cost	$0.2	$1.1	$0.5	$3.0	$0.4
Interest cost	3.1	3.6	9.6	9.4	1.1
Expected return on plan assets	(3.9)	(3.7)	(11.7)	(9.9)	(1.2)
Amortization of prior service costs and unrecognized loss	0.1	—	0.3	—	0.2
Curtailment and settlement loss recognized	—	—	1.4	0.2	—

	$(0.5)	$1.0	$0.1	$2.7	$0.5

During the Successor nine months ended September 30, 2012, a charge of $1.4 million was recorded for curtailment and settlement losses related to the scheduled closing of the manufacturing and distribution operations of one of Holdings’ Mexican subsidiaries. The losses recorded relate to Mexican government mandated severance plans of the Mexican subsidiary. These costs are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Restructuring costs, net”. An estimated curtailment gain of $0.3 million related to the Mexican subsidiary’s pension plan will be recognized at the time the affected employees are terminated, which is scheduled for the fourth quarter of 2012.

During the Successor nine months ended September 30, 2011, $0.2 million of curtailment and settlement losses related to headcount reductions at the Mexican subsidiaries were recorded. These costs are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Restructuring costs, net”.

Effective March 15, 2012, certain defined benefit retirement plans were amended to freeze the plan benefits for all non-union participants and were replaced with an enhanced benefit under the defined contribution plans. The plan amendment resulted in a plan curtailment that reduced pension liabilities by $25.4 million. The $25.4 million ($15.4 million net of income taxes) was recorded in other comprehensive income as a reduction of the net other comprehensive loss.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 10 — DEBT

Debt is summarized as follows (in millions):

	Successor
	September 30,	December 31,
	2012	2011
Senior Secured Term Loan Facility	$294.8	$297.0
Senior Notes	400.0	400.0
Short-term borrowings	1.6	3.1
Capital lease obigations	0.8	1.1
Economic development loan	0.5	—
Unamortized original issue discount	(1.0)	(1.2)

	696.7	700.0
Less:
Short-term borrowings	1.6	3.1
Current maturities	3.3	3.4

Long-term debt	$691.8	$693.5

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor, and UCI International, Inc. as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprising a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”). Costs of $9.5 million related to the issuance of the Senior Secured Credit Facilities are recorded as “Deferred Financing Costs” and are being amortized over the life of the Senior Secured Credit Facilities. At September 30, 2012, letters of credit issued under the Senior Secured Revolving Credit Facility totaled $8.0 million, which reduced the availability under the Senior Secured Revolving Credit Facility to $67.0 million. At September 30, 2012, there were no borrowings outstanding under the Senior Secured Revolving Credit Facility.

The Senior Secured Credit Facilities contain customary covenants that restrict Holdings and its subsidiaries from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Senior Secured Credit Facilities. Holdings and its subsidiaries also must comply with a minimum interest coverage ratio covenant and a maximum senior secured leverage ratio covenant. Holdings and its subsidiaries also have annual limitations on capital expenditures. In addition, there is an excess cash flow prepayment provision. Holdings will be required to make mandatory prepayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Facilities) if the senior secured leverage ratio is greater than 2.0 to 1.0, or 25% of Excess Cash Flow if the senior secured leverage ratio is less than or equal to 2.0 to 1.0. At September 30, 2012 Holdings and its subsidiaries were in compliance with all applicable covenants.

Senior Notes

On January 26, 2011, $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”), and guarantees thereof were issued. The Senior Notes bear interest at a rate of 8.625% per annum, payable semi-annually on February 15 and August 15. Costs of $13.0 million related to the issuance of the Senior Notes were recorded as “Deferred Financing Costs” and are being amortized over the life of the Senior Notes.

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of September 30, 2012, Holdings and its subsidiaries were in compliance with all applicable covenants.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Predecessor 2010 Credit Facility and Senior PIK Notes

Borrowings of UCI International prior to the UCI Acquisition consisted of a credit facility, with UCI as borrower and with UCI International, Inc. and UCI’s domestic subsidiaries as guarantors (the “2010 Credit Facility”), and Floating Rate Senior PIK Notes (the “Senior PIK Notes”). The 2010 Credit Facility provided for borrowings of up to $500.0 million, which consisted of a term loan facility in an aggregate principal amount of $425.0 million (the “2010 Term Loan”) and a revolving credit facility in an aggregate principal amount of $75.0 million (the “2010 Revolving Credit Facility”), none of which was drawn.

In connection with the UCI Acquisition, the outstanding principal balance of the 2010 Term Loan of $423.9 million was repaid and the 2010 Credit Facility was terminated. In addition, UCI International (i) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer which commenced on January 5, 2011, (ii) called for redemption any of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

Loss on Early Extinguishment of 2010 Credit Facility and Senior PIK Notes

UCI International, Inc. recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes as the Predecessor in January 2011. The components of the loss on the early extinguishment were as follows (in millions):

Senior PIK Notes call premium and redemption period interest	$5.0
Write-off Senior PIK Notes unamortized original issue discount	3.3
Write-off Senior PIK Notes unamortized deferred financing costs	0.9
Write-off 2010 Credit Facility unamortized original issue discount	5.1
Write-off 2010 Credit Facility unamortized deferred financing costs	8.9
Fees and expenses related to early extinguishment of debt	1.0

$24.2

Short-term Borrowings

Certain of UCI International, Inc.’s Chinese and Spanish subsidiaries have secured local credit facilities. The Chinese local credit facility consists of a Chinese yuan-denominated line of credit with a maximum borrowing limit of CNY10 million ($1.6 million at September 30, 2012). During the three months ended September 30, 2012, CNY10 million of the Chinese local credit facility expired. The Chinese local credit facility is secured by certain accounts receivable and buildings. At September 30, 2012 and December 31, 2011, short-term borrowings included $1.6 million and $3.1 million, respectively, under the Chinese subsidiaries’ local credit facility. The interest on the Chinese subsidiaries’ line of credit was 7.9% at September 30, 2012 and December 31, 2011.

The Spanish local credit facilities consist of euro-denominated revolving credit facilities with borrowing limits totaling €2.3 million ($2.9 million at September 30, 2012). During the nine months ended September 30, 2012, certain portions of the Spanish local credit facilities totaling €0.5 million expired. The Spanish local credit facilities are secured by certain accounts receivable related to the amounts financed. At September 30, 2012 and December 31, 2011 there were no borrowings outstanding under the Spanish local credit facilities.

Economic Development Loan

On September 17, 2012, Wells Manufacturing, LP, a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1st. The economic development loan contains a provision that in the event our vehicle electronics business meets certain employee headcount and wage requirements are maintained, measured on an annual basis, all or portion of the principal and interest due will be forgiven.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Future repayments

Below is a schedule of required future repayments of all debt outstanding on September 30, 2012 (in millions).

Remainder of 2012	$2.4
2013	3.4
2014	3.4
2015	3.2
2016	3.2
Thereafter	682.1

$697.7

Interest expense, net

The following table provides the detail of net interest expense for the respective periods (in millions). During the Successor three and nine months ended September 30, 2012, $0.4 million of interest was capitalized. No interest was capitalized during the Successor three and nine months ended September 30, 2011.

	Successor				Predecessor
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Interest expense
Senior Secured Term Loan Facility	$4.1	$4.2	$12.4	$11.3	$—
Senior Notes	8.7	8.7	25.9	23.7	—
Senior PIK Notes	—	—	—	—	2.4
2010 Term Loan	—	—	—	—	1.9
Other	0.1	0.5	0.9	1.1	0.1
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.2	0.3	0.8	0.7	—
Senior Notes	0.4	0.3	0.9	0.7	—
Senior Secured Revolving Credit Facility	0.1	0.1	0.3	0.3	—
2010 Term Loan	—	—	—	—	0.1
Original issue discounts	—	—	0.2	0.2	0.2

Total interest expense	13.6	14.1	41.4	38.0	4.7
Interest income	(0.1)	(0.1)	(0.2)	(0.2)	—

Interest expense, net	$13.5	$14.0	$41.2	$37.8	$4.7

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 11—CONTINGENCIES

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the interim unaudited condensed consolidated balance sheet in “Accrued expenses and other current liabilities.”

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. The New Jersey Site has been the subject of litigation to determine whether a neighboring facility was responsible for contamination discovered at the New Jersey Site. A judgment has been rendered in that litigation to the effect that the neighboring facility is not responsible for the contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. UCI International is also responsible for a portion of chlorinated solvent contamination at a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $0.9 million accrued at September 30, 2012 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results for a single quarter.

In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs at $0.1 million for this site. UCI International also retains responsibility for remediation activities at a former manufacturing site (the “Former Manufacturing Site”) for which remediation settlement costs are estimated to be $0.1 million. In addition, UCI International is party to a remedy plan for an EPA Superfund site in Mayville, Wisconsin (the “Wisconsin Site”) related to hazardous and other waste disposal. Based on the settlement agreement, UCI International estimates its settlement cost to be less than $0.1 million. UCI International anticipates that the majority of the $0.2 million reserved for settlement and remediation costs will be spent in the next year. To date, the expenditures related to the Kentucky Site and the Former Manufacturing Sites have been immaterial.

Antitrust Litigation

Starting in 2008, UCI and its wholly-owned subsidiary, Champion Laboratories, Inc., (“Champion”), were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints allege that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees.

On February 9, 2012, the parties announced that Champion and two other defendants had reached an agreement in principle with all plaintiffs to settle the remaining actions. On March 8, 2012, the parties executed a settlement agreement. This settlement agreement is subject to approval by the court with respect to the claims by class action plaintiffs but not with respect to the claims by the State of

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Florida. On April 24, 2012, the court granted preliminary approval of the proposed settlements with each of the putative classes. On July 31, 2012, pursuant to the terms of the settlement, the court dismissed with prejudice the State of Florida’s claims against Champion. On October 4, 2012, the court held a hearing on final approval of the direct purchaser and indirect purchaser plaintiffs’ settlements, and subsequently entered orders granting final approval of these settlements and dismissed with prejudice the claims of each of the respective classes.

On September 28, 2012, the court amended its preliminary approval of the gas retailer plaintiffs’ settlement to extend the deadline for mailing the notice to potential class members from June 19, 2012 to October 3, 2012, and extended the deadline for objections to or requests for exclusion from the proposed settlement from August 3, 2012 to November 9, 2012. The court will hold a hearing on November 28, 2012 regarding final approval of the gas retailer plaintiffs’ settlement.

During the Successor three and nine months ended September 30, 2012, we incurred post-trial costs of $0.3 million and $1.2 million, respectively. During the Successor three and nine months ended September 30, 2011, and the Predecessor period January 1, 2011 through January 25, 2011, we incurred $0.7 million, $3.7 million and $0.8 million, respectively, defending against these claims. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Antitrust litigation costs.”

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Champion has outstanding receivables denominated in Mexican pesos in the amount of $2.1 million from the Mexican Department of Finance and Public Credit. The receivables relate to refunds of Mexican value-added tax, to which Champion believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected the claims for these refunds, and the Mexican subsidiary commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds. In September 2012, the tax court found in favor of the Mexican subsidiary in the largest of the three claims ruling that the Mexican subsidiary is entitled to a refund of approximately $2.1 million (27.0 million Mexican pesos). The ruling is subject to appeal by the Mexican tax authorities. There are also two additional claims totaling $1.1 million (13.5 million Mexican pesos) pending final rulings by the tax courts and additional claims totaling $1.2 million (14.8 million Mexican pesos), which are in various stages of review by the local Mexican tax authorities.

Patent Litigation

Champion was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringed a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor unaudited condensed consolidated statements of comprehensive income (loss) for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement included the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the third quarter of 2011. During the Successor nine months ended September 30, 2011, Champion incurred post-trial costs of $0.3 million. These costs are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in “Patent litigation costs”.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Product Recall

During the Successor three months ended September 30, 2012, Holdings recalled certain defective product manufactured by Holdings’ Chinese operations and distributed by a Holdings’ Spanish subsidiary. The estimated cost of this recall and the related warranty claims ranges from $0.7 million to $3.4 million. Due to the uncertainties inherent in this matter, the estimates are subject to change, which could be significant. Holdings believes that it has insurance coverage for at least a significant percentage of the costs related to this matter. As of the date of this report, Holdings has not confirmed the amount of any potential insurance reimbursement and therefore no insurance recovery has been recorded.

In the Successor three months ended September 30, 2012, Holdings recorded a provision of $0.8 million for this matter. As of September 30, 2012, Holdings had paid $0.2 million of costs related to this matter.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings’ management believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on Holdings’ financial condition or results of operations or cash flows.

NOTE 12 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, Inc. and the guarantors of the Senior Notes and the Senior Secured Credit Facilities.

In addition to the related party transactions discussed below, from time to time Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

During the Successor year ended December 31, 2011 and the Successor nine months ended September 30, 2012 and 2011, Holdings undertook a number of transactions with the following related party entities under the common ultimate control of Mr. Graeme Hart.

Rank Group Limited

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart. Rank Group is an entity under common ultimate control of Mr. Graeme Hart.

Autoparts Holdings Limited

On July 29, 2011, Autoparts Holdings completed the acquisition of the automotive consumer products group of Honeywell International, Inc. (“FRAM Group”). Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Graeme Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

Reynolds Group Holdings Limited

Reynolds Group Holdings Limited is an affiliate of Rank Group and ultimately owned by our strategic owner Mr. Graeme Hart.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The nature and amounts of the transactions entered into with these related parties are described further below.

	Successor
	Transaction values		Balance outstanding as of
In millions	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	September 30, 2012	December 31, 2011
Related Party Receivables
Autoparts Holdings Limited
Recharges of services (a)	$7.0	$17.2	$4.6	$8.2
Joint services agreement (b)	0.7	2.2	0.5	0.4
Sale of goods (c)	17.9	40.2	18.1	0.4
Asset purchase agreement (c)	—	—	1.5	2.3
Asset sales (c)	—	0.5	—	—
Purchase of goods (c)	0.9	1.1	(0.6)	(0.5)

Related Party Payables
Rank Group Limited
Recharges for professional services (d)	—	0.1	0.1	0.4
Reynolds Group Holdings Limited
Recharges of services (e)	0.1	0.2	0.1	0.7
Autoparts Holdings Limited
Purchase of goods (c)	1.0	1.7	0.9	0.1

(a)	During the Successor three and nine months ended September 30, 2012, Holdings incurred costs of $8.1 million and $23.8 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group. Holdings recharged FRAM Group $7.0 million and $17.2 million during the Successor three and nine months ended September 30, 2012, respectively, for FRAM Group’s portion of such costs. As of September 30, 2012, Holdings had a receivable of $4.6 million. The amounts are to be repaid in the normal course of business.
(b)	On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement (“JSA”) with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement had an initial term of one year that was automatically renewed on July 29, 2012 for an additional one year period. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. During the Successor three and nine months ended September 30, 2012, UCI International charged Autoparts Holdings a net $0.7 million and $2.2 million, respectively, for services rendered pursuant to this agreement. In addition, during each of the Successor three and nine months ended September 30, 2012, Champion had billings of less than $0.1 million to FRAM Group for shared administrative services under the JSA. As of September 30, 2012, UCI International had receivables from Autoparts Holdings of $0.5 million. These amounts are to be repaid in the normal course of business.
(c)	The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As a result of Holdings cost sharing and manufacturing arrangements with FRAM Group, during 2011, FRAM Group announced that it would cease operating at two

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

locations and relocate those operations into other FRAM Group and UCI International filtration manufacturing locations. The first plant closing occurred in the fourth quarter of 2011 and the second plant ceased operations in September 2012. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies product to FRAM Group in order to meet its customers’ orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. During the Successor three and nine months ended September 30, 2012, UCI International had sales to FRAM Group of $17.9 million and $40.2 million, respectively. As of September 30, 2012, Champion had an outstanding receivable balance of $18.1 million related to shipment of product to FRAM Group.

In connection with these actions, Champion entered into an Asset Purchase Agreement, dated March 21, 2012, with FRAM Group to purchase certain equipment for $5.6 million, which has been or will be relocated to Champion’s plant locations. The full amount of the purchase price was paid during the fourth quarter of 2011. As of September 30, 2012, Champion had a receivable balance from FRAM Group of $1.5 million representing the balance of equipment to be delivered. Equipment totaling $0.6 million will be delivered to Champion during the fourth quarter of 2012 and the remaining balance of $0.9 million will be repaid by FRAM Group to Champion.

As of September 30, 2012, UCI (Shanghai) Trading Company Limited (“UCI Shanghai”), an indirect wholly-owned subsidiary, has a net payable of $0.9 million to FRAM Group related to ongoing operations between UCI Shanghai and FRAM Group for activity during the Successor nine months ended September 30, 2012. These amounts are to be repaid in the normal course of business.

(d)	During the Successor nine months ended September 30, 2012, Rank Group incurred on behalf of Holdings third party professional fees and expenses of $0.1 million, which were then charged to Holdings. These amounts are to be repaid in the normal course of business.
(e)	During the Successor three and nine months ended September 30, 2012, Reynolds Group Holdings Limited billed Holdings for rent and facility services costs. These amounts are to be repaid in the normal course of business.

NOTE 13 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Successor				Predecessor
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
United States	$214.1	$212.4	$635.2	$566.2	$67.4
Canada	8.2	9.2	24.6	22.8	2.6
Mexico	5.3	6.3	17.4	17.9	2.4
United Kingdom	3.8	4.3	10.0	10.5	1.0
France	2.2	3.6	9.3	9.7	1.2
Germany	2.4	2.1	6.9	5.5	0.5
China	2.3	2.3	5.4	4.2	0.2
Spain	1.1	1.4	3.5	3.8	0.5
Other	10.4	12.6	33.7	32.3	3.0

	$249.8	$254.2	$746.0	$672.9	$78.8

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Net long-lived assets by country were as follows (in millions):

	Successor
	September 30,	December 31,
	2012	2011
United States	$819.6	$829.9
China	44.2	42.7
Spain	20.3	21.2
Mexico	11.1	12.8
Other	1.1	1.0

	$896.3	$907.6

NOTE 14 — STOCK-BASED COMPENSATION

Prior to the UCI Acquisition, UCI International, Inc. maintained an equity incentive plan, which permitted the granting of options to purchase shares of common stock of UCI International, Inc. to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International, Inc. common stock. Options vested over an eight year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International, Inc. As a result of the UCI Acquisition discussed in Note 2, the remaining unvested stock options and restricted stock became vested and the plan was terminated.

At January 1, 2011, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. As a result of the change in control resulting from the UCI Acquisition discussed in Note 2, the remaining unvested stock options became vested. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.

In addition, UCI International incurred $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period January 1, 2011 through January 25, 2011.

NOTE 15 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1 —	Quoted market prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 —	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a non-recurring basis

During the Successor nine months ended September 30, 2012 and 2011, no assets were adjusted to their fair values on a non-recurring basis except for the impact of the allocation of the UCI Acquisition purchase price (see Note 2) and an asset impairment related to the distribution footprint optimization restructuring actions (see Note 3).

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Fair value of financial instruments

Cash and cash equivalents - The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.

Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings - The carrying value of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt—The fair value of the Senior Notes was $400.0 million and $399.5 million at September 30, 2012 and December 31, 2011, respectively. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility was $297.0 million and $297.4 million at September 30, 2012 and December 31, 2011, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

Due to recently entering into the economic development loan in September 2012, the fair value of the loan was $0.5 million at September 30, 2012.

NOTE 16 — OTHER INFORMATION

Cash payments disclosures

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Successor				Predecessor
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	January 1, 2011 through January 25, 2011
Interest (net of amount capitalized)	$21.7	$23.7	$47.9	$35.4	$2.7
Income taxes (net of refunds)	$7.3	$0.5	$17.2	$2.2	$0.3

Cash payments for interest in the Successor nine months ended September 30, 2011 were $35.4 million, which included $3.9 million of interest on the Senior PIK Notes that accrued from December 15, 2010, the last date that interest was paid through issuance of new Senior PIK Notes. Capitalized interest of $0.4 million was recorded in the Successor three and nine months ended September 30, 2012. There was no capitalized interest recorded in the Successor three and nine months ended September 30, 2011.

Holdings retains its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at September 30, 2012 and December 31, 2011, were uninsured. Non-U.S. cash balances at September 30, 2012 and December 31, 2011 were $14.9 million and $12.1 million, respectively.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Income tax matters

Chinese tax authorities conducted a transfer price examination at one of Holdings’ Chinese subsidiaries, which resulted in a tax assessment of $2.5 million. A preliminary payment of $1.7 million was made during the three months ended March 31, 2012 and a final payment of $0.8 million was made during the three months ended June 30, 2012. The amounts are included in the income tax payments in the table above. A corresponding $2.5 million income tax receivable representing competent authority offsets in the U.S. was recorded and is reflected in other long-term assets on the interim unaudited condensed consolidated balance sheets.

The state of Texas is conducting a state income tax examination. Other than this examination and routine inquiries, Holdings and its subsidiaries are not currently under examination by tax authorities.

Holdings recorded income tax expense of $2.2 million, or 31.2% effective tax rate, during the Successor three months ended September 30, 2012 on pre-tax income of $7.0 million. The effective tax rate for the three months ended September 30, 2012 differs from the U.S. statutory rate primarily due to valuation allowances on foreign deferred tax assets not expected to be realized, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and flat taxes related to our Mexican subsidiary. The Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes on taxable income at the Mexican statutory rate, which is in compliance with Mexican tax law. Due to expected losses for the full year ending December 31, 2012 primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary is based on the expectation of incurring the flat tax. These factors were partially offset by a favorable reduction of state income taxes.

Holdings recorded income tax expense of $7.9 million, or 52.0% effective tax rate, during the Successor nine months ended September 30, 2012, on pre-tax income of $15.2 million. The effective tax rate for the Successor nine months ended September 30, 2012 differs from the U.S. statutory rate primarily due to valuation allowances on foreign deferred tax assets not expected to realized, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, state income taxes, the impact of prior year tax return to provision adjustments, and flat taxes related to our Mexican subsidiary.

Concentrations of risk

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer, AutoZone, accounted for 32.4% and 31.5% of total net sales in the Successor nine months ended September 30, 2012 and September 30, 2011, respectively. No other customer accounted for more than 10% of total net sales for the Successor nine months ended September 30, 2012 and 2011. At September 30, 2012 and December 31, 2011, the receivable balances from AutoZone were $116.8 million and $141.6 million, respectively.

Capital stock

At September 30, 2012 and December 31, 2011, there were 1,002 and 1,001 ordinary shares of Holdings authorized, issued and outstanding, respectively.

NOTE 17 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes. Certain of Holdings’ subsidiaries have entered into guarantee and security arrangements in respect of UCI International, Inc.’s indebtedness described in Note 10.

The condensed financial information for the Successor that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (c) certain of the domestic subsidiaries, which guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Guarantor Subsidiaries”), (d) the foreign subsidiaries

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

and certain domestic subsidiaries which do not guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions. The allocation of goodwill at September 30, 2012 between the Guarantor Subsidiaries and Non-Guarantor Subsidiaries has been finalized.

The condensed financial information for the Predecessor that follows includes condensed financial statements for (a) UCI International, Inc., which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (b) the Guarantor Subsidiaries, (c) the Non-Guarantor Subsidiaries, and (d) consolidated UCI International. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

September 30, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$85,625	$—	$4	$45,016	$25,734	$14,871
Intercompany receivables - current	—	(234,480)	—	190,029	23,282	21,169
Accounts receivable, net	210,240	—	—	—	191,535	18,705
Related party receivable	24,067	—	—	—	24,067	—
Inventories	156,463	—	—	—	131,198	25,265
Deferred tax assets	32,692	—	—	1,241	30,462	989
Other current assets	38,424	—	—	13,276	17,595	7,553

Total current assets	547,511	(234,480)	4	249,562	443,873	88,552
Property, plant and equipment, net	159,923	—	—	—	118,882	41,041
Investment in subsidiaries	—	(1,121,363)	289,870	733,890	97,603	—
Goodwill	308,816	—	—	—	278,571	30,245
Other intangible assets, net	405,581	—	—	—	397,631	7,950
Intercompany receivables non-current	—	13,022	—	(21,563)	8,541	—
Deferred financing costs, net	18,171	—	—	18,171	—	—
Other long-term assets	3,826	—	—	—	3,267	559

Total assets	$1,443,828	$(1,342,821)	$289,874	$980,060	$1,348,368	$168,347

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$129,215	$—	$—	$—	$109,233	$19,982
Short-term borrowings	1,589	—	—	—	—	1,589
Current maturities of long-term debt	3,333	—	—	3,000	333	—
Related party payable	1,133	—	20	—	133	980
Intercompany payables - current	—	(234,480)	—	—	211,564	22,916
Accrued expenses and other current liabilities	115,305	—	—	6,547	99,075	9,683

Total current liabilities	250,575	(234,480)	20	9,547	420,338	55,150
Long-term debt, less current maturities	691,759	—	—	690,754	1,005	—
Pension and other post-retirement liabilities	78,122	—	—	—	77,530	592
Deferred tax liabilities	131,300	—	—	(10,111)	135,959	5,452
Intercompany payables - non-current	—	13,022	—	—	(21,563)	8,541
Other long-term liabilities	2,218	—	—	—	1,209	1,009
Total shareholder’s equity	289,854	(1,121,363)	289,854	289,870	733,890	97,603

Total liabilities and shareholder’s equity	$1,443,828	$(1,342,821)	$289,874	$980,060	$1,348,368	$168,347

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$67,697	$—	$—	$16	$55,575	$12,106
Intercompany receivables - current	—	(59,347)	—	—	36,073	23,274
Accounts receivable, net	256,679	—	—	—	238,495	18,184
Related party receivable	10,760	—	—	—	10,760	—
Inventories	152,818	—	—	—	129,623	23,195
Deferred tax assets	37,894	—	—	1,380	36,475	39
Other current assets	15,375	—	—	58	9,346	5,971

Total current assets	541,223	(59,347)	—	1,454	516,347	82,769
Property, plant and equipment, net	153,044	—	—	—	113,328	39,716
Investment in subsidiaries	—	(1,042,250)	265,686	682,964	93,600	—
Goodwill	308,821	—	—	—	277,445	31,376
Other intangible assets, net	423,687	—	—	—	415,196	8,491
Intercompany receivables non-current	—	(8,754)	—	254,756	(246,002)	—
Deferred financing costs, net	20,176	—	—	20,176	—	—
Other long-term assets	1,822	—	—	—	1,060	762

Total assets	$1,448,773	$(1,110,351)	$265,686	$959,350	$1,170,974	$163,114

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$117,687	$—	$—	$—	$97,616	$20,071
Short-term borrowings	3,169	—	—	—	—	3,169
Current maturities of long-term debt	3,373	—	—	3,000	373	—
Related party payable	1,249	—	—	—	1,150	99
Intercompany payables - current	—	(59,347)	35	426	34,021	24,865
Accrued expenses and other current liabilities	130,980	—	—	14,485	110,543	5,952

Total current liabilities	256,458	(59,347)	35	17,911	243,703	54,156
Long-term debt, less current maturities	693,485	—	—	692,779	706	—
Pension and other post-retirement liabilities	118,040	—	—	—	117,784	256
Deferred tax liabilities	112,714	—	—	(17,026)	124,362	5,378
Intercompany payables - non-current	—	(8,754)	—	—	—	8,754
Other long-term liabilities	2,425	—	—	—	1,455	970
Total shareholder’s equity	265,651	(1,042,250)	265,651	265,686	682,964	93,600

Total liabilities and shareholder’s equity	$1,448,773	$(1,110,351)	$265,686	$959,350	$1,170,974	$163,114

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Three Months Ended September 30, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$249,776	$(28,517)	$—	$—	$237,792	$40,501
Cost of sales	190,847	(28,517)	—	—	184,461	34,903

Gross profit	58,929	—	—	—	53,331	5,598
Operating expenses
Selling and warehousing	(16,131)	—	—	—	(14,492)	(1,639)
General and administrative	(13,767)	—	—	(5,781)	(6,989)	(997)
Amortization of acquired intangible assets	(5,572)	—	—	—	(5,347)	(225)
Restructuring costs, net	(697)	—	—	—	(524)	(173)
Antitrust litigation costs	(283)	—	—	—	(283)	—

Operating income (loss)	22,479	—	—	(5,781)	25,696	2,564
Other expense
Interest expense, net	(13,492)	—	—	(13,469)	(14)	(9)
Intercompany interest	—	—	—	5,630	(5,540)	(90)
Miscellaneous, net	(2,009)	—	—	—	(2,016)	7

Income (loss) before income taxes	6,978	—	—	(13,620)	18,126	2,472
Income tax (expense) benefit	(2,179)	—	—	4,374	(5,548)	(1,005)

Net income (loss) before equity in earnings of subsidiaries	4,799	—	—	(9,246)	12,578	1,467
Equity in earnings of subsidiaries	—	(20,311)	4,799	14,045	1,467	—

Net income (loss)	$4,799	$(20,311)	$4,799	$4,799	$14,045	$1,467

Comprehensive income (loss)	$6,342	$(20,311)	$4,799	$4,799	$13,860	$3,195

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Three Months Ended September 30, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$254,245	$(29,207)	$—	$—	$240,793	$42,659
Cost of sales	191,044	(29,207)	—	—	184,402	35,849

Gross profit	63,201	—	—	—	56,391	6,810
Operating expenses
Selling and warehousing	(18,199)	—	—	—	(16,170)	(2,029)
General and administrative	(10,543)	—	—	(360)	(7,912)	(2,271)
Amortization of acquired intangible assets	(5,562)	—	—	—	(5,316)	(246)
Merger and acquisition costs	(234)	—	—	(234)	—	—
Restructuring costs, net	(233)	—	—	—	(159)	(74)
Patent litigation costs	(229)	—	—	—	(229)	—
Antitrust litigation costs	(696)	—	—	—	(696)	—

Operating income (loss)	27,505	—	—	(594)	25,909	2,190
Other expense
Interest expense, net	(13,957)	—	—	(14,013)	(18)	74
Intercompany interest	—	—	—	5,568	(5,478)	(90)
Miscellaneous, net	(1,571)	—	—	—	(1,358)	(213)

Income (loss) before income taxes	11,977	—	—	(9,039)	19,055	1,961
Income tax (expense) benefit	(9,977)	—	—	7,695	(17,693)	21

Net income (loss) before equity in earnings of subsidiaries	2,000	—	—	(1,344)	1,362	1,982
Equity in earnings of subsidiaries	—	(7,326)	2,000	3,344	1,982	—

Net income (loss)	$2,000	$(7,326)	$2,000	$2,000	$3,344	$1,982

Comprehensive income (loss)	$(3,631)	$(7,326)	$2,000	$2,000	$3,344	$(3,649)

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Nine Months Ended September 30, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$746,008	$(88,257)	$—	$—	$709,965	$124,300
Cost of sales	567,006	(88,257)	—	—	547,002	108,261

Gross profit	179,002	—	—	—	162,963	16,039
Operating expenses
Selling and warehousing	(50,615)	—	—	—	(45,514)	(5,101)
General and administrative	(44,887)	—	(3)	(14,495)	(26,962)	(3,427)
Amortization of acquired intangible assets	(16,626)	—	—	—	(15,937)	(689)
Restructuring costs, net	(4,464)	—	—	—	(1,237)	(3,227)
Antitrust litigation costs	(1,167)	—	—	—	(1,167)	—

Operating income (loss)	61,243	—	(3)	(14,495)	72,146	3,595
Other expense
Interest expense, net	(41,204)	—	—	(41,128)	(44)	(32)
Intercompany interest	—	—	—	16,767	(16,496)	(271)
Miscellaneous, net	(4,889)	—	—	—	(4,895)	6

Income (loss) before income taxes	15,150	—	(3)	(38,856)	50,711	3,298
Income tax (expense) benefit	(7,881)	—	—	13,400	(15,653)	(5,628)

Net income (loss) before equity in earnings of subsidiaries	7,269	—	(3)	(25,456)	35,058	(2,330)
Equity in earnings of subsidiaries	—	(37,670)	7,272	32,728	(2,330)	—

Net income (loss)	$7,269	$(37,670)	$7,269	$7,272	$32,728	$(2,330)

Comprehensive income (loss)	$24,165	$(37,670)	$7,269	$7,272	$48,080	$(786)

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Nine Months Ended September 30, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$672,896	$(75,557)	$—	$—	$636,483	$111,970
Cost of sales	526,476	(75,557)	—	—	506,206	95,827

Gross profit	146,420	—	—	—	130,277	16,143
Operating expenses
Selling and warehousing	(48,503)	—	—	—	(43,435)	(5,068)
General and administrative	(29,346)	—	(30)	(3,684)	(21,998)	(3,634)
Amortization of acquired intangible assets	(14,831)	—	—	—	(14,177)	(654)
Merger and acquisition costs	(11,265)	—	—	(11,265)	—	—
Restructuring costs, net	(1,019)	—	—	—	(793)	(226)
Patent litigation costs	(365)	—	—	—	(365)	—
Antitrust litigation costs	(3,666)	—	—	—	(3,666)	—

Operating income (loss)	37,425	—	(30)	(14,949)	45,843	6,561
Other expense
Interest expense, net	(37,780)	—	—	(37,925)	(41)	186
Intercompany interest	—	—	—	15,158	(14,921)	(237)
Debt commitment fees	(5,945)	—	—	(5,945)	—	—
Miscellaneous, net	(4,070)	—	—	—	(3,857)	(213)

Income (loss) before income taxes	(10,370)	—	(30)	(43,661)	27,024	6,297
Income tax (expense) benefit	(1,919)	—	—	14,973	(16,127)	(765)

Net income (loss) before equity in earnings of subsidiaries	(12,289)	—	(30)	(28,688)	10,897	5,532
Equity in earnings of subsidiaries	—	(9,702)	(12,259)	16,429	5,532	—

Net income (loss)	$(12,289)	$(9,702)	$(12,289)	$(12,259)	$16,429	$5,532

Comprehensive income (loss)	$(15,195)	$(9,702)	$(12,289)	$(12,259)	$16,429	$2,626

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

January 1, 2011 Through January 25, 2011

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net sales	$78,842	$(9,872)	$—	$75,222	$13,492
Cost of sales	60,296	(9,872)	—	58,257	11,911

Gross profit	18,546	—	—	16,965	1,581
Operating expenses
Selling and warehousing	(5,167)	—	—	(4,575)	(592)
General and administrative	(3,577)	—	—	(3,274)	(303)
Amortization of acquired intangible assets	(405)	—	—	(405)	—
Merger and acquisition costs	(5,170)	—	(5,154)	(16)	—
Stock-based compensation expense	(15,082)	—	—	(15,082)	—
Patent litigation costs	(500)	—	—	(500)	—
Antitrust litigation costs	(813)	—	—	(813)	—

Operating income (loss)	(12,168)	—	(5,154)	(7,700)	686
Other expense
Interest expense, net	(4,663)	—	(2,504)	(2,166)	7
Intercompany interest	—	—	—	30	(30)
Management fee expense	(139)	—	—	(139)	—
Loss on early extinguishment of debt	(24,153)	—	(10,004)	(14,149)	—
Miscellaneous, net	(727)	—	—	(727)	—

Income (loss) before income taxes	(41,850)	—	(17,662)	(24,851)	663
Income tax (expense) benefit	13,952	—	6,822	7,324	(194)

Net income (loss) before equity in earnings of subsidiaries	(27,898)	—	(10,840)	(17,527)	469
Equity in earnings of subsidiaries	—	16,589	(17,058)	469	—

Net income (loss)	$(27,898)	$16,589	$(27,898)	$(17,058)	$469

Comprehensive income (loss)	$(27,155)	$16,589	$(27,898)	$(16,942)	$1,096

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2012

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$49,249	$—	$(34)	$(38,950)	$79,624	$8,609

Cash flows from investing activities:
Capital expenditures	(29,867)	—	—	—	(24,100)	(5,767)
Proceeds from sale of property, plant and equipment	1,968	—	—	—	576	1,392

Net cash provided by (used in) investing activities	(27,899)	—	—	—	(23,524)	(4,375)
Cash flows from financing actvities:
Issuances of debt	500	—	—	—	500	—
Debt repayments	(4,115)	—	—	(2,250)	(277)	(1,588)
Equity contribution	38	—	38	—	—	—
Change in intercompany indebtedness	—	—	—	86,200	(86,164)	(36)

Net cash provided by (used in) financing activities	(3,577)	—	38	83,950	(85,941)	(1,624)
Effect of exchange rate changes on cash	155	—	—	—	—	155

Net increase (decrease) in cash and cash equivalents	17,928	—	4	45,000	(29,841)	2,765
Cash and cash equivalents at beginning of period	67,697	—	—	16	55,575	12,106

Cash and cash equivalents at end of period	$85,625	$—	$4	$45,016	$25,734	$14,871

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2011

(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$21,424	$—	$—	$(45,932)	$76,300	$(8,944)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,270)	—	—	(375,000)	180,084	9,646
Investment in subsidiaries	—	320,000	(320,000)	—	—	—
Capital expenditures	(12,091)	—	—	—	(10,092)	(1,999)
Proceeds from sale of property, plant and equipment	180	—	—	—	156	24
Decrease in restricted cash	16,290	—	—	—	16,290	—

Net cash provided by (used in) investing activities	(180,891)	320,000	(320,000)	(375,000)	186,438	7,671
Cash flows from financing actvities:
Issuance of debt	1,563	—	—	—	—	1,563
Debt repayments	(3,144)	—	—	(2,250)	(226)	(668)
Payment of deferred financing costs	(20,194)	—	—	(20,194)	—	—
Payment of debt commitment fees	(5,945)	—	—	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—	298,500	—	—
Issuance of Senior Notes	400,000	—	—	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—		(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—	(360,115)	—	—
Equity contribution	320,000	(320,000)	320,000	320,000	—	—
Change in intercompany indebtedness	—	—	—	(209,048)	200,596	8,452

Net cash provided by (used in) financing activities	206,727	(320,000)	320,000	420,948	(223,568)	9,347
Effect of exchange rate changes on cash	(203)	—	—	—	—	(203)

Net increase in cash and cash equivalents	47,057	—	—	16	39,170	7,871
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$47,057	$—	$—	$16	$39,170	$7,871

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

January 1, 2011 through January 25, 2011

(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net cash used in operating activities	$(9,341)	$—	$(8,427)	$(865)	$(49)

Cash flows from investing activities:
Capital expenditures	(1,571)	—	—	(1,430)	(141)

Net cash used in investing activities	(1,571)	—	—	(1,430)	(141)
Cash flows from financing actvities:
Debt repayments	(2,633)	—	—	(30)	(2,603)
Payment of deferred financing costs	(920)	—	(920)	—	—
Proceeds from exercise of stock options	1,077	—	1,077	—	—
Excess tax benefits from share-based payments	2,661	—	2,661	—	—
Change in intercompany indebtedness	—	—	5,609	(8,472)	2,863

Net cash provided by (used in) financing activities	185	—	8,427	(8,502)	260
Effect of exchange rate changes on cash	127	—	—	—	127

Net increase (decrease) in cash and cash equivalents	(10,600)	—	—	(10,797)	197
Cash and cash equivalents at beginning of period	200,330	—	17	190,865	9,448

Cash and cash equivalents at end of period	$189,730	$—	$17	$180,068	$9,645